                                                 File Pursuant to Rule 424(B)(1)
                                                      Registration No. 333-11591

Prospectus
----------
                    Tice Technology, Inc. [corporate logo]
                                6711 Tice Plaza
                         Knoxville, Tennessee   37918
                                (423) 925-4501

                    2,984,717 Common Shares (the "Shares")
                         (par value, $0.01 per share)
           1,000,000 Common Stock Purchase Warrants (the "Warrants")

     Tice Technology, Inc. (the "Issuer") is registering 300,000 Shares and 1,000,000 Warrants in an offering of such Shares and Warrants through a distribution by Monogenesis Corporation ("Monogenesis") to its shareholders. Monogenesis, a closed-end investment company with approximately 1,200 institutional shareholders, is a statutory underwriter in connection with the distribution, and Monogenesis will distribute 125 Shares and 400 Warrants for each share of Monogenesis stock held by its shareholders (the "Distribution"). See "Plan of Distribution." The Issuer will not receive any funds from the Distribution other than the $13,000 (representing $0.01 per each Share and Warrant) paid by Monogenesis, but will receive funds if any Warrants are exercised. Each Warrant entitles the holder to purchase one Common Share at $8.00 per share for 24 months. There can be no assurance that the price of a Common Share will equal or exceed the exercise price of the Warrants or that it will be profitable for a holder to exercise any Warrant. See "Risk Factors - Arbitrary Exercise Price" and "Securities." The Issuer is registering 1,000,000 Shares which may be issued upon exercise of the Warrants and 54,750 Shares which may be issued upon exercise of options held by certain employees (as selling shareholders).

     In addition to the Shares underlying the options, 1,629,967 of the Shares registered will be registered on behalf of certain shareholders described elsewhere for sale from time to time. See "Principal and Selling Shareholders." The Issuer will not receive any proceeds from the sale of shares by selling shareholders.

     THE SHARES AND WARRANTS INVOLVE A HIGH DEGREE OF RISK, ARE ILLIQUID AND SHOULD ONLY BE PURCHASED BY INVESTORS THAT CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 8.

     The Risk Factors described in more detail beginning on page 8 include:

     .    history of operating losses
     .    lack of working capital
     .    dependence on patents and new technology
     .    limited number of customers
     . Issuer's only operations is ownership of the stock of Tice Engineering and Sales, Inc.
     . possible future acquisitions in unrelated industries in which Issuer has no experience


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   A Monogenesis Institutional Distribution

                The date of this Prospectus is August 1, 1997.

(continued from cover)

     The purpose of the Distribution is to establish a public trading market to facilitate acquisitions and access to equity capital and to provide liquidity for employee stock incentive programs and existing shareholders. See "Risk Factors - Acquisitions in Unrelated Industries." There is no current public trading market for the Issuer's securities and there can be no assurance that a market will develop after the Distribution. See "Risk Factors - No Assurance of Trading Market." The Issuer is applying for quotation on the OTC Bulletin Board and intends to apply for listing on an exchange at such time as it meets listing criteria. Management does not know when, if ever, it will meet such criteria.

     Of the Shares to be registered for sale by Selling Shareholders, 1,302,937 Shares are owned by William A. Tice, 238,470 Shares are owned by Joseph Walker & Sons, Inc., 88,560 Shares are owned by former holders of notes of Tice Engineering and Sales, Inc. which were converted to Shares and 54,750 Shares are Shares which may be issued upon exercise of certain outstanding employee options (collectively, the "Selling Shareholders"). See "Principal and Selling Shareholders." The Issuer will not receive any proceeds from the sale of these Shares. The Shares held by the Selling Shareholders may be sold from time to time. Such sales may be made on an exchange, in the over-the-counter market, or in negotiated transactions, at market price or on negotiated terms. Upon any sale of the Shares held by Selling Shareholders, Selling Shareholders and participating agents, brokers or dealers may be deemed to be underwriters as defined in the 1933 Act and commissions, discounts or any profit realized on the resale of the Shares may be deemed to be underwriting commissions or discounts. See "Plan of Distribution." The Issuer will pay the expenses of this registration (approximately $100,000) other than any brokerage commissions or discounts in connection with the sale of Selling Shareholders' Shares.

     Holders of Common Shares of the Issuer may elect only 25% of the board of directors. William A. Tice owns 100% of the Class B Common Shares, will elect 75% of the board of directors and thereby controls the Issuer. In addition, as the current holder of 89% of the Common Shares, Mr. Tice will elect the remaining 25% of the directors. On all other matters, Mr. Tice will control 90% of the vote, since on all such matters Common Shares and Class B Common Shares vote together. See "Risk Factors - Continued Control by Holder of Class B Common Shares."


                            ADDITIONAL INFORMATION
                            ----------------------

     The Issuer will furnish annual reports containing audited financial statements to its shareholders. Additional unaudited reports may be provided to shareholders at such time as the Issuer may determine or as required by law. On June 2, 1997, the Issuer's registration statement under the Securities Exchange Act of 1934 (the "1934 Act") became effective subjecting the Issuer to the reporting requirements of the 1934 Act. See "Plan of Distribution."

     The Issuer has filed a registration statement (which term shall include all amendments, exhibits and schedules) on Form S-1 under the 1933 Act with the Securities and Exchange

Commission (the "Commission") in Washington, D.C. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement as filed including the exhibits thereto. The registration statement may be reviewed without charge at the Commission's principal place of business in Washington, D.C. Copies of the registration statement may be obtained from the Public Reference Section of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed prices. In addition, the Issuer is an electronic filer. The Commission maintains a Web site which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. Statements made in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document has been filed as an exhibit to the registration statement, reference is hereby made to such exhibit and each such statement is qualified in all respects by such reference.

                                    SUMMARY
                                    -------

     The following is a summary of certain information contained elsewhere in the Prospectus. Reference is made to, and this summary is qualified by, the more detailed information set forth in the Prospectus, which should be read in its entirety.

Plan of Distribution
--------------------

The Issuer............................  Tice Technology, Inc. (the "Issuer"),
                                        a Delaware corporation, was
                                        incorporated on June 21, 1996 by the
                                        management of TES, Monogenesis
                                        Corporation and Joseph Walker and
                                        Sons, Inc. to act as a holding
                                        company for TES stock and to create a
                                        public company with a substantial
                                        shareholder base without having to
                                        sell shares in a traditional initial
                                        public offering. The Issuer acquired
                                        all of the issued and outstanding
                                        stock of Tice Engineering and Sales,
                                        Inc. ("TES") from the shareholders of
                                        TES, William A. Tice and Joseph
                                        Walker & Sons, Inc., in exchange for
                                        5,450,220 Common Shares and 750,000
                                        Class B Common Shares of the Issuer
                                        as of the date of this Prospectus.
                                        See "Business - General" and
                                        "Securities." It may make additional
                                        acquisitions in the future.  See
                                        "Risk Factors - Uncertainty and Risks
                                        Associated with Future Acquisitions."
Distributing Company/
  Underwriter.........................  Monogenesis Corporation, a Delaware
                                        corporation, is a statutory
                                        underwriter and, pursuant to a
                                        resolution of its board of directors,
                                        is distributing Common Shares and
                                        Warrants which it purchased from the
                                        Issuer as a dividend to its
                                        shareholders of record on July 31,
                                        1997 as agreed with the Issuer in
                                        order to create a public company as
                                        described above. See "Risk Factors -
                                        No Assurance of Trading Market,"
                                        "Plan of Distribution" and
                                        "Management - Certain Transactions."

Distribution Ratio....................  Each Monogenesis shareholder will receive 125 Common Shares, par value
                                        $0.01 per share, and 400 Warrants of
                                        the Issuer for each share of
                                        Monogenesis stock held by it.  See
                                        "Plan of Distribution."  After the
                                        Distribution, Monogenesis will own
                                        less than 1% of the outstanding
                                        Common Shares of the Issuer.

Distribution Agent....................  Mid-America Bank of Louisville and
                                        Trust Company, Monogenesis' transfer
                                        agent, will act as distribution
                                        agent, transfer agent and warrant
                                        agent for the Issuer.  See
                                        "Securities - Transfer Agent and
                                        Registrar."

Shares to be Distributed..............  Monogenesis will distribute as soon as possible after the date of this
                                        Prospectus 255,625 Common Shares to
                                        its shareholders (125 Common Shares
                                        for each share held) which constitute
                                        approximately 4% of the issued and
                                        outstanding Common Shares, and
                                        approximately 4% of the total issued
                                        and outstanding stock of all classes
                                        of common stock of the Issuer. The
                                        Issuer will not receive any proceeds
                                        from the distribution of these
                                        shares.  However, the Issuer will
                                        receive proceeds if any Warrants are
                                        exercised.  Monogenesis will retain
                                        the remaining 44,375 Common Shares
                                        and expects to sell shares from time
                                        to time. See "Plan of Distribution"
                                        and "Securities."

Warrants to be Distributed............  Monogenesis will distribute as soon as possible after the date of this
                                        Prospectus 818,000 Warrants to its
                                        Shareholders (400 Warrants for each
                                        share held) which constitute
                                        approximately 82% of the issued and
                                        outstanding Warrants.  Monogenesis
                                        will retain the remaining 182,000
                                        Warrants which it may exercise or
                                        sell from time to time.  The Common
                                        Shares and the Warrants are
                                        separately transferable.  See
                                        "Securities."

Exercise of Warrants..................  Each Warrant entitles the holder to purchase one Common Share of the
                                        Issuer at an exercise price of $8.00
                                        per share and may be exercised during
                                        the 24 month period following
                                        issuance of the Warrant.  The
                                        exercise price was determined by
                                        management of the Issuer based upon
                                        management's assessment of the
                                        Issuer's business potential and
                                        earnings prospects.  The exercise
                                        price may not be indicative of the
                                        market price of the underlying
                                        shares.  See "Risk Factors -Arbitrary
                                        Exercise Price" and "Securities."  If
                                        all Warrants are exercised, the
                                        Common Shares underlying the Warrants
                                        will constitute approximately 15% of
                                        the issued and outstanding Common
                                        Shares.

Distribution Date.....................  Certificates representing the Shares and the Warrants will be mailed to
                                        Monogenesis shareholders as soon as
                                        practical after the date of this
                                        Prospectus.  See "Plan of
                                        Distribution."

Sales of Shares By Selling              1,629,967 Common Shares held by the
Shareholders..........................  shareholders of the Issuer will be registered and available for resale
                                        by such shareholders from time to
                                        time subject to certain limitations.
                                        See "Principal and Selling
                                        Shareholders."  These shares
                                        constitute approximately 28% of the
                                        issued and outstanding Common Shares,
                                        and approximately 25% of the total
                                        issued and outstanding stock of all
                                        classes of common stock of the
                                        Issuer.  The Issuer will not receive
                                        any proceeds from the sale of Shares
                                        held by the shareholders.  See "Risk
                                        Factors - Shares Eligible for Future
                                        Sale" and "Plan of Distribution."

Option Shares.........................  54,750 Common Shares may be issued upon the exercise of options held by
                                        certain employees at an exercise
                                        price of $1.00 per share.  The
                                        options were issued to employees as
                                        incentives to retain long term and
                                        key employees.  Management decided
                                        that the employees should pay
                                        something to receive the shares, but
                                        wanted to set the price at an amount
                                        that it believed employees could
                                        afford.  Management believes that the
                                        $1.00 exercise price meets this
                                        criteria.  The Common Shares
                                        underlying the employee options are
                                        registered for sale from time to time
                                        by employees who exercise the
                                        options.  See "Principal and Selling
                                        Shareholders" and "Securities."

Trading Market........................  There will be no immediate trading market for the Shares or the
                                        Warrants.  See "Risk Factors - No
                                        Assurance of Trading Market."  The
                                        Issuer is registering the Shares and
                                        Warrants to attempt to establish a
                                        public trading market in the Shares
                                        and is applying for quotation on the
                                        OTC Bulletin Board, but has not
                                        applied for listing on an exchange.
                                        See "Plan of Distribution."  There
                                        can be no assurance that a trading
                                        market will develop.

The Issuer
----------


     Tice Technology, Inc. (the "Issuer"), a Delaware corporation, was formed to acquire and hold all of the issued and outstanding shares of stock of Tice Engineering and Sales, Inc. ("TES"), and to create a public company with a substantial shareholder base without having to sell shares in a traditional public offering. Management of TES and the Issuer anticipate that at some point in the future it may be advantageous to acquire additional businesses in order to expand the Issuer's operations or diversify its holdings. The Issuer has not yet identified any potential targets or industries, although it expects that initial acquisitions would be in related industries or involve related technology. Acquisitions may also be in unrelated industries in which the Issuer has little or no experience. See "Risk Factors - Acquisitions in Unrelated Industries." Currently, the Issuer does not have the resources necessary to make any material acquisition, however management believes that the Issuer's stock, especially if a trading market has developed in the stock, might be used as some or all of the consideration for an acquisition. The Issuer owns only the TES stock and has no other operations. The Issuer acquired all of the issued and outstanding stock of TES, a Tennessee corporation, in exchange for stock of the Issuer which acquisition was effective as of the date of this Prospectus. See "Business - General."

     The Issuer's wholly owned subsidiary, TES, is an engineering firm which provides engineering and technical solutions, generally through the development or enhancement of equipment for the apparel industry. TES researches, designs, develops and tests specialized high technology, garment production line stitching machines and related equipment, which, when patented, it licenses to other manufacturers to produce or contract manufactures for its own customers. TES currently holds eight patents over which it retains rights. It currently sells fourteen basic products and is in the process of exploring the applications of the technology covered by its latest patent. This patent covers an electronically geared sewing machine which, among other things, reduces by 90% all moving parts of the sewing machine. TES currently has licensed to one major sewing manufacturer, Brother Industries, Ltd. of Nagoya, Japan the non-exclusive right to make, assemble, use and sell equipment using the patented electronic gearing technology. See "Business - Products."

     The Issuer was incorporated on June 21, 1996. It's principal office is located at 6711 Tice Plaza, Knoxville, Tennessee 37918. The telephone number is
(423) 925-4501. TES was incorporated on March 16, 1973 and has the same principal office as the Issuer. See "Business -History."

Selected Financial Data
-----------------------

     The selected financial data is that of TES. The pro forma figures of net income per share and stockholders' equity per share reflect the capitalization of the Issuer.

================================================================================
Statement of Earnings Data (1):
================================================================================

                                                      Years Ended March 31,
                                                  (Amounts in thousands except
                                                       per share amounts)
                                          ---------------------------------------------
                                           1997     1996     1995      1994      1993
                                          -------  -------  -------  --------  --------
Revenues                                  $1,397   $1,242   $1,240   $ 1,309   $ 1,694
  Cost of Revenues                          (815)    (699)    (712)   (1,000)     (843)
  Research and Development (Net of
    Reimbursements)                         (163)     (47)     (43)     (141)      (34)
  Selling, General and Administrative       (563)    (482)    (420)     (279)   (1,039)
                                          ------   ------   ------   -------   -------
Income (Loss) From Operations               (144)      14       65      (111)     (222)
Total Other Income (Expense)                 406        5     (100)     (110)       44
                                          ------   ------   ------   -------   -------
Income (Loss) Before Taxes                   262       19      (35)     (221)     (178)

Provision for Income Tax                    (113)      (4)       5        42       ---
                                          ------   ------   ------   -------   -------
Net Income (Loss) Before Change in
  Accounting Principle                       149       15      (30)     (179)     (178)

Change in Accounting Principle               ---      ---      ---        70       ---
                                          ------   ------   ------   -------   -------
Net Income (Loss)                         $  149   $   15   $  (30)  $  (109)  $  (178)
                                          ======   ======   ======   =======   =======
Net Income per Pro Forma Common
  Share (2)                               $ 0.00   $ 0.00   $(0.00)  $ (0.02)  $ (0.03)

================================================================================
Balance Sheet Data (1):
================================================================================

                                              March 31,
                                     (Amounts in thousands except
                                          per share amounts)
                                 1997    1996    1995    1994    1993
                                ------  ------  ------  ------  ------
Total Assets                    $1,001  $1,431  $1,578  $1,403  $1,528
Total Long-Term Liabilities     $  ---  $  661  $  302  $  346  $  385
Total Stockholders' Equity      $  176  $  142  $  121  $  151  $  261
Stockholders' Equity Per Pro    $ 0.03  $ 0.02  $ 0.02  $ 0.02  $ 0.04
 Forma Common Share (2)
--------------------------------------------------------------------------------

(1) The statement of earnings data for the periods ended March 31, 1997, 1996 and 1995 and the balance sheet data at March 31, 1997 and 1996 were derived from the audited financial statements of TES which are included in their entirety elsewhere in this Prospectus. In addition, a pro forma balance sheet and statement of operations based upon the March 31,

          1997 financial statements of the Issuer and TES and assuming acquisition of TES by the Issuer and conversion of TES debt (including adjustments) are also included in their entirety elsewhere in this Prospectus. See "Financial Statements."

     (2) Pro forma net income per share is calculated by dividing net income applicable to the Issuer's common stock (including Class B Common Shares) as increased by $17,900 for the add back of interest expense on the converted indebtedness by the pro forma shares which are outstanding on the date hereof (excluding those related to the distribution) (6,327,887 shares) and decreased by the compensation expense of $136,875 for the grant of options to employees for all years (rather than the number of shares of TES actually outstanding) on the applicable dates. Stockholders' equity per pro forma common share is calculated by dividing stockholders' equity by pro forma common shares. The per share figures have been rounded to the nearest cent and do not include Common Shares which may be issued upon exercise of the Warrants. See "Capitalization."

     (3) The total long-term liabilities amounts exclude the current portion of such obligations.

                                  RISK FACTORS
                                  ------------

          The securities described in this Prospectus involve a high degree of risk. Prior to purchasing, Shares or Warrants investors should consider the following factors inherent in, and affecting the business of, the Issuer and its subsidiary, TES.

            History of Operating Losses. For three of the last five fiscal years, TES has had a net loss: $30,000 for 1995 ($(0.00) per pro forma share), $109,000 for 1994 ($(0.02) per pro forma share) and $178,000 for
     1993 ($(0.03) per pro forma share). In 1996 and 1997, it had minimal net income of $15,000 ($0.00 per pro forma share) and $149,000 ($0.00 per pro forma share), respectively. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Financial Statements." Its history of losses together with uncertainties relating to the company's ability to obtain additional financing or capital create uncertainty about its ability to continue profitably. See "Financial Statements." The Issuer's and TES's ability to achieve profitability depends upon the ability to exploit existing patents and develop new patents. There can be no assurance that TES or the Issuer will be able to sustain profitability in the future.

          Lack of Working Capital. The Issuer and TES need substantial additional funding in the near future to continue to be profitable, to develop and apply the technology inherent in its latest patent for the electronically geared sewing machine and to be able to produce orders it is currently receiving. The Issuer and TES expect to need at least $5,000,000 in the next two years and hope to obtain those funds through license fees received on the new technology and sale of stock of the Issuer. Management of TES believes that the electronic gearing technology has application to many of the manufacturing processes in the sewing industry as well as in other industries. See "Capitalization," "Business - General" and "Research and Development" and "Financial Statements." TES has licensed the new technology to one manufacturer, but there can be no assurance that the Issuer and TES will receive any additional license fees or will be able to raise such funds. If the license of the new technology does not generate sufficient revenues or additional funds are not available through sale of stock or otherwise, TES may not be able to continue to operate profitably and may be required to delay development of application of new technology. Currently, real estate and a vehicle it owns and a life insurance policy on Mr. Tice are pledged on existing debt. Mr. Tice has also personally guaranteed certain debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          Continued Control By Holder of Class B Common Shares. The Issuer has two classes of voting stock issued and outstanding: Common Shares and Class B Common Shares. Although each holder of Common Shares and Class B Common Shares is entitled to one vote for each share of stock held, the current holder of Class B Common Shares (William A. Tice) is entitled to elect 75% of the members of the board of directors of the Issuer (presently three members). Holders of Common Shares (together with holders of Class D Common Shares and any voting Preferred Shares) are only entitled to elect 25% of the members of the board of directors (presently one member). (If the number of issued and outstanding Common Shares, Class D Common Shares and voting Preferred Shares is less than 10% of the aggregate number of issued and outstanding Common Shares and Class B Common Shares, all directors will be elected by the holders of all shares voting together.) Thus, the holder of Class B Common Shares will control the board of directors and therefore, the Issuer. Except with respect to matters which require voting by class, shareholders of all classes will vote together on all other matters properly brought before the shareholders. Currently, William A. Tice controls the Issuer and, as sole holder of Class B Common Shares, elects all directors elected by holders of Class B Common Shares. In addition, as holder of 89% of the Common Shares, he can also elect all directors elected by holders of Common Shares and control all other votes. See "Principal and Selling Shareholders" and "Securities."

          Dependence on Patents and Ability to Protect Proprietary Products.
     TES has applied for and received patent protection on certain of its inventions, including most recently, its electronically geared sewing machine. See "Business - Products." There can be no assurance that others will not independently develop proprietary information or obtain access to know-how and expertise (patented or otherwise) substantially equivalent to
     that developed by TES.   If a competitor were able to develop a
     functionally similar product to any of TES's patented products (especially if the competitor were one of the large sewing machine manufacturers that is also a customer of TES), increased competition with respect to any such product could reduce TES revenues arising from the sale of such product as well as TES's net income. Management of TES does believe that, at least for the next 24 months, with respect to the electronically geared sewing technology, licensing the product from TES is more cost effective for most sewing machine manufacturers than attempting to duplicate the results without infringing on TES's patent. There also can be no assurance that existing patents held by TES or future patents obtained by TES will be enforceable, that TES's products will not infringe on patents owned by others or that competitors will not develop similar or functionally similar patents. In the event that TES has infringed on any such rights, it could be required to pay damages. In addition, if TES were unable to change the design of such product so that it no longer infringed on any intellectual property rights, it would lose the ability to sell such product as well as the benefits of all previous marketing efforts and name recognition associated with the product. Even if alterations to avoid any intellectual property problems were possible, the product as changed might not be successful in the marketplace. See "Business - Patents."

          Dependence on Limited Number of Customers. Most of TES's business is developing solutions and providing equipment for denim and work wear clothing manufacturers. See "Business." Currently, although it has shipped products to several hundred customers all over the world, 80% of TES's annual revenues from sale of products come from three principal customers - Levi Strauss & Co., Wrangler, Inc. and A.B. Fab Company. TES also has license fee and royalty income which, at this time, is primarily from one customer, Brother Industries, Ltd. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The loss of any of these customers without replacement with comparable customers for any reason could materially affect TES's revenues and income. Management hopes that its new products and license fees generated thereby will minimize this risk.

          Risks Associated with Fixed Price Contracts. TES principally performs under agreements to develop products, or modifications to existing products, to solve particular industry problems or to increase efficiency or lower costs of a manufacturing process. Generally, in pricing a job, TES estimates the time expected to produce the solution and a prototype product. The proposed price is based on estimates provided in-house with what management believes are suitable margins to accommodate reasonable contingencies. Should development costs exceed the estimated price, TES may be required to complete the project and incur whatever losses result. Even if it incurs losses on the initial contract, it may recoup some or all of the losses by selling the product to other manufacturers or developing other uses or improvements to the product and marketing the modified product. See "Business - Products."

          Dependence on Health of One Industry (Sewn Products). Currently, most of TES's revenues are derived from products and services related to the sewn products industry. Should this industry take a substantial downturn, business opportunities would be limited significantly. However, based upon apparel industry trade magazines projecting a strong market for the next three to five years, management does not believe that a substantial downturn is likely in the near future. In addition, management believes that the new technology for the electronically geared sewing machine has applications in other industries such as the spinning industry for which TES is in the process of developing a spinning machine using the electronic gearing technology. Broadening the applications of the technology is expected to lessen TES's dependence on the apparel industry. See "Business."

          Potential Adverse Effect of Competition. TES is aware of four companies in the United States and two in Europe that perform work similar to TES. In addition, all of the world's leading sewing machine manufacturers (mainly based in Japan) engage in research and development similar to that performed by TES. Several of such manufacturers (some of which are also customers of TES) have tried or are trying to develop machines which are similar or competitive to TES's electronically geared machines. However, management is not aware of the development of any method or machine which is performance competitive to TES's electronically geared machines and one of TES's largest competitors has licensed the technology from TES rather than attempting to develop its own. These larger competitors do have significantly greater resources, financial and otherwise, than TES. See "Business - Competition." TES's ability to compete depends upon its ability to provide cost effective solutions and products to manufacturers. There can be no assurance that TES can continue to compete effectively with these companies.

            Potential Adverse Effect of Technological Change.   Although it has
     not been so in the past, it is expected that the apparel industry will show more rapid changes in what is state-of-the-art in the future. Any of TES's products could become obsolete at any time due to technological changes and TES may not be able to update its products quickly enough to remain competitive. See "Risk Factors - Research and Development" and "Business - Research and Development." In addition, some of TES's customers have told management that they are delaying purchases in expectation of the development of applications of new technology owned by Tice. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          General Environmental Risks.   TES previously owned and currently
     leases the real estate on which its operations are located which is part of a small retail shopping facility, commonly referred to as a strip center. In addition, TES owns real estate on which it intends to build a new facility. See "Business - Property." Accordingly, TES is an "owner/operator" under applicable state and federal environmental laws. As an operator, TES is potentially responsible for the clean-up of any hazardous or toxic materials that may be improperly located in any of its facilities. TES outsources manufacture of components or products which could involve environmental hazards. Thus, the development and manufacturing processes of TES do not generate any significant quantities of hazardous or toxic materials. See "Business - Manufacturing." Should TES be unable to outsource this type of manufacturing, TES could be required to comply with additional environmental regulations which might result in reduced profit margin or cause TES to change the way it produces the product. The officers of TES are not aware of any hazardous materials improperly located at any of TES's facilities.

          Dependence Upon Existing Management. TES's success is dependent upon the capabilities and reputation of its President, William A. Tice, and of its senior management and technical personnel and on their maintaining or enhancing existing relationships with TES's customers. See "Management." The loss of Mr. Tice or senior management or technical staff could have a materially adverse affect on TES's business. In such event, there can be no assurance that TES could attract qualified replacements.

          Risks Associated with Shortage of Qualified Employees. As a result of the expansion of the number of business users of computers and the expansion in demand for computer services and custom software programming, there is a short supply of computer professionals. Computers and software figure in the development of and expansion of the applications of the electronically geared sewing machine technology recently patented by TES. The situation is not expected to improve in the near future. Thus, it is possible that TES could have problems finding, keeping and replacing employees. However, defense contractors have laid off many of their computer/engineering employees and this trend is expected to continue thereby creating a pool of employees from which TES has drawn in the past and who would likely have at least some of the expertise needed by TES.

          Risks Associated with Uncertainty of Market Acceptance of New Products. Although TES plans to continue to build and market its traditional product line (which does not involve the new electronically geared technology), TES's success is at least partially dependent on the market's acceptance of the technology involved in the electronically geared sewing machine. Historically, clothing manufacturing has not had significant technological progression since the invention of the sewing machine. However, due to indications of interest from manufacturers and TES's recent license of the technology to one manufacturer, management believes that the new technology is gaining acceptance. Failure to achieve significant market acceptance will have a material adverse effect on TES's business, financial condition and results of operations. Also, unless the new technology becomes TES's dominant product, TES's growth is also dependent on the continued market acceptance and expansion of its traditional product line. See "Business - Products." TES plans to continue to develop new products for its customers to solve their manufacturing problems which products TES may chose to add to its product line.

          Risks Associated with Warranty and Support Obligations. TES traditionally has provided a 90-day warranty against defects in materials and workmanship with most of its products. TES plans to continue this warranty policy. It has been TES's past experience that the warranties have cost it less than 0.5% of gross sales over the past five years. However, this experience could change at any time. In addition, TES anticipates that it will need to implement a support program for the computer software associated with the new technology for the electronically geared machine which is expected to include computer technicians on call 24 hours a day. During the first 24 months, a minimal number of technicians are expected to be needed at an estimated cost of $100,000 per year. The number of technicians needed and costs of the program are expected to increase as more products are sold, but is not expected to exceed 0.5% of gross sales. If TES's estimates of the need for and costs of the support program are significantly lower than the actual costs, TES's profits could be significantly reduced.

          Risks Associated with Loss of Use of Trademarks. Management of TES does not believe that it is infringing on the trademark of any other entity in the world. TES obtained a certificate of registration of the name "tice(R)" for use in connection with certain components of stitching machines from the U.S. Patent and Trademark Office in 1980. In addition, TES also obtained a certificate of registration of the name, "Tice Technology(R)," and the related logo on June 10, 1997. If TES were prohibited from using the name, it would lose the benefits of name recognition and its previous marketing.

          Uncertainty and Risks Associated with Future Acquisitions. The Issuer may pursue other acquisitions at some point in the future. Currently, it has no operations other than ownership of TES and does not have the resources necessary to make any material acquisitions. The Issuer has not identified any particular target or target industries. It may make acquisitions in the future in industries which are not related to its current business and in which it may not have any experience or expertise.

          Risks Associated with Issuer's Lack of Operational History. The Issuer was incorporated on June 21, 1996 and has not yet engaged in business other than the acquisition of TES as described in this Prospectus. See "Business - General." It therefore has no earnings record. However, the Issuer's wholly owned subsidiary, TES, has been in business since 1964, first as a sole proprietorship then as a partnership and, since 1973, as a corporation. See "Selected Financial Data," "Business - History" and "Financial Statements."

          Possible Inability to Exercise Warrants in Certain States. Holders of the Warrants will have the right to exercise the Warrants to purchase Common Shares only if such shares qualify for sale under state securities laws or are exempt from qualification under applicable securities or "blue sky" laws of the states in which the various holders of the Warrants then reside and there is available a current Prospectus permitting the sale of the Common Shares underlying the Warrants. The Issuer has undertaken and intends to use reasonable efforts to keep current a prospectus which will permit the sale of the Common Shares underlying the Warrants, but there can be no assurance that the Issuer will be able to do so. The Issuer is not required to qualify for sale the Common Shares in any state. The Warrants may lose some of all of their value if a prospectus covering the underlying shares is not kept effective or if the underlying shares are not, or cannot be, qualified in an applicable state. See "Securities."

          No Dividends. The Issuer is newly formed and has not paid dividends. It's only significant source of earnings out of which to pay dividends will be dividends it receives from its subsidiary, TES. TES has not historically paid dividends to its shareholders, and has no present plans to institute a policy of declaring dividends. In the foreseeable future, the capital requirements of TES will likely consume all applicable operating profits and other available cash. There is no guarantee that TES, and therefore the Issuer, will pay dividends in the future.

          Possible Adverse Effects of Issuance of Preferred Stock on Holders of Common Shares. The Issuer's Certificate of Incorporation authorizes the issuance of Preferred Shares with designations, rights and preferences as determined from time to time by its Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Shares with dividends, liquidation, conversion, voting or other rights that could adversely affect the dividends, liquidation rights, voting rights or other rights of the holders of Common Shares. The voting rights of any Preferred Shares, however, are limited by the Certificate of Incorporation and cannot exceed the voting rights of any Common Shares. In the event of issuance, Preferred Shares could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change of control of the Issuer. See "Securities."

          No Assurance of Trading Market. There is not an established public trading market for the Shares or the Warrants. There can be no assurance as to the prices at which the Shares or the Warrants will trade or that such prices will not be significantly below the book value of the Shares. Until the Shares and the Warrants are fully distributed and an orderly market develops (if at all), the prices at which the Shares or the Warrants trade may fluctuate significantly. Prices for the Shares and the Warrants will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market, investor perception of the Issuer and the industry in which the Issuer participates, and general economic and market conditions.

          Arbitrary Exercise Price. The exercise price of the Warrants was determined by management of the Issuer based upon management's assessment of the Issuer's business potential and earnings prospects. It reflects management's opinion relating to the future and may not be indicative of future market prices of the Warrants or the underlying Shares, revenues or profitability.

          Shares Eligible for Future Sale. Approximately 67% of the issued and outstanding Common Shares of the Issuer (all shares except the Common Shares described in this Prospectus) are "restricted securities" as such term is defined in Rule 144 promulgated under the Securities Act of 1933 (the "1933 Act"). (Class B Common Shares may be converted to Common Shares.) Sales of securities by affiliates of the Issuer may also be subject to Rule 144 resale limitations. Currently,
     all of the restricted securities are held by William A. Tice.   See
     "Principal and Selling Shareholders." In general, under Rule 144, if adequate public information is available with respect to the Issuer, beginning 90 days after the date of this Prospectus a person who has satisfied a one year holding period may sell, within any three month period, a number of shares which does not exceed the greater of 1% of the then outstanding shares of the class of securities in question or the average weekly trading volume during the four calendar weeks prior to such sale. Sales under Rule 144 are also subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the issuer. Sales of restricted securities by a person who is not an affiliate of the issuer (as defined in the 1933 Act) and who has satisfied a two year holding period may be made without regard to volume limitations, manner of sale, notice or other requirements of Rule
     144. The Issuer is unable to predict the effect that sales made pursuant to Rule 144 or other exemptions under the 1933 Act may have on the prevailing market price of the registered Common Shares, or when such sales may begin under the holding period requirements of Rule 144.

                              PLAN OF DISTRIBUTION
                              --------------------

          The Issuer issued 300,000 Common Shares and 1,000,000 Common Stock Purchase Warrants to Monogenesis, a closed-end registered investment company, and Monogenesis distributed 255,625 Shares and 818,000 Warrants to its shareholders as of the date of this Prospectus at a rate of 125 Common Shares and 400 Warrants for each share of stock of Monogenesis held on July 31, 1997. Monogenesis is a statutory underwriter which is distributing the Shares and Warrants on behalf of the Issuer to create a public company (the Issuer) with a substantial shareholder base without having to sell shares in a traditional initial public offering. See "Risk Factors - No Assurance of Trading Market." Monogenesis will retain the 44,375 Shares and 182,000 Warrants which were not distributed. It expects to sell the Shares from time to time and may also exercise or sell the Warrants.

          Monogenesis purchased the Shares and Warrants at a price of $0.01 each which is the par value of the Common Shares. In addition, Monogenesis agreed to distribute Shares and Warrants to its approximately 1,200 primarily institutional shareholders at the rate described above. The price was determined by Monogenesis and TES. The Issuer recorded $1,047,000 in expenses and in additional paid in capital based on the estimated fair value of the 300,000 Common Shares issued to Monogenesis less the $.01 per share price Monogenesis paid for the Shares as of the date of this Prospectus. Monogenesis will retain the Shares and Warrants not distributed and will own less than 1% of the outstanding Common Shares of the Issuer after the Distribution. The Issuer and TES have agreed to pay the expense of registering the Shares and Warrants issued to Monogenesis which expenses include legal, accounting, consulting, transfer agent and filing fees. Through the distribution of the Shares and Warrants by Monogenesis (and the sale of Shares by the Selling Shareholders from time to time), the Issuer hopes to create a public trading market in its Common Shares to facilitate access to public markets and equity capital and future acquisitions and to provide liquidity for employee stock incentive programs and existing shareholders. See "Risk Factors - No Assurance of Trading Market" and "Uncertainty and Risks Associated with Future Acquisitions."

          Since Monogenesis is purchasing Shares and Warrants with the intent to distribute, it is a statutory underwriter under the 1933 Act. Monogenesis is not a broker-dealer and has not participated in any traditional underwritings. It is registered as a closed-end investment company under the Investment Company Act of 1940 and was formed to provide a mechanism for companies to become reporting companies under the 1934 Act in transactions similar to the Distribution. Monogenesis completed one such distribution in 1992 and one in early 1997. It has two directors - Scot D. Walker and Brian P. Westfall. TES and Mr. Tice have agreed to indemnify Monogenesis against any liability arising out of any representation, warranty or covenant made by TES or Mr. Tice in the agreement with Monogenesis.

     Shareholders of Monogenesis that receive Shares and Warrants will receive such securities as a dividend. No holder of Monogenesis stock will be required to pay any cash or other consideration for the Shares or the Warrants received in the Distribution or surrender or exchange Monogenesis stock in order to receive Shares or Warrants. Holders of the Warrants will be required to pay the exercise price to exercise the Warrants. See "Securities."

     Shareholders, including the recipients of Common Shares distributed by Monogenesis, will be able to sell their Shares and Warrants which are registered, at any time, although the sale of securities by affiliates is limited under Rule 144. It is expected that, at such time as registered Shares or Warrants are sold, such securities will be sold through the selling efforts of brokers or dealers. There is no agreement with any specific brokers or dealers relating to the Shares or the Warrants nor has any plan of distribution or sale of the Shares or Warrants been developed, other than the dividend distribution to Monogenesis shareholders and the debt conversion described above.

     The Shares which are held by Selling Shareholders (or which may be received by Selling Shareholders upon the exercise of employee options) and which are registered hereunder may be disposed of from time to time by the Selling Shareholders, or by permitted transferees, in one or more of the following: (i) to purchasers directly; (ii) in ordinary brokerage transactions and transactions in which the broker solicits purchasers; (iii) through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or permitted transferees or from the purchasers of the securities for whom they may act as agent; (iv) by the pledge of the Shares or Warrants as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, effect distribution of the Shares or Warrants or interests therein; (v) to purchasers by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (vi) in a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate a transaction; and (vii) through an exchange distribution in accordance with the rules of the exchange or in transactions in the over-the-counter market. Such sales may be made at then prevailing prices and terms which may be related to the then current market price or at negotiated prices and terms. In effecting sales brokers or dealers may arrange for other brokers or dealers to participate.

     The Selling Shareholders or their successors in interest, and any underwriters, brokers, dealers or agents that participate in the distribution of the Shares and Warrants held by the Selling Shareholders, may be deemed to be "underwriters" within the meaning of the 1933 Act, and any profit on the sale of securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the 1933 Act. The Issuer and TES will pay all expenses incident to the registration of the Selling Shareholders' Shares and Warrants other than underwriting discounts or commissions, brokerage fees and the fees and expenses of counsel to the Selling Shareholders, if any. The Issuer will not receive any proceeds from the sale of Shares or Warrants by the Selling Shareholders. In the event of a material change in the plan of distribution disclosed in this Prospectus, the Selling Shareholders will not be able to effect transactions in the Shares and Warrants pursuant to this Prospectus until such time as a post-effective amendment to the registration statement is filed with, and declared effective by, the Commission.

     The Issuer filed a registration statement under the 1934 Act registering the Shares and the Warrants which became effective on June 2, 1997. Since that date, the Issuer has been subject to the reporting requirements of the 1934 Act. The first report will be due August 14, 1997. The Issuer intends to apply for quotation of the Shares and Warrants on the OTC Bulletin Board. At such time as it meets listing criteria, it intends to apply for a listing of the Shares and the Warrants on a national exchange which reports transactions on a real time basis; however, there can be no assurance that the Shares and the Warrants will be so listed.


                                USE OF PROCEEDS
                                ---------------

     TES borrowed $255,187 from six persons in July and August of 1996. The debt was evidenced by promissory notes bearing interest at 10% per annum with original maturity dates of September 1, 1996 which were extended to July 27, 1997 awaiting the effective date of the registration statement. The proceeds of the notes were used as working capital primarily to continue development of the electronically geared technology. The Issuer is offering the holders of the notes up to 88,560 Common Shares in exchange for the principal and interest on such notes through December 15, 1996 at $3.00 per share. The Issuer will not receive any proceeds upon conversion of the notes.

     The cash proceeds of $13,000 derived from the sale of the Shares and Warrants to Monogenesis and any proceeds derived upon the exercise of any Warrants or options held by TES employees will be used as working capital to hire additional employees including mechanical and electrical engineers, purchase additional equipment and expand TES's facility to address expected demand for the new technology. However, even if none or only a small portion of the Warrants are exercised, there will not be sufficient funds and TES will need to obtain funds from licenses fees or financing which may or may not be available. See "Risk Factors - Lack of Working Capital." The Issuer does not have any plans at this time to use the proceeds to acquire additional businesses. The Issuer will not receive any proceeds from the sale of Shares or Warrants by the Selling Shareholders. See "Plan of Distribution."


                                 CAPITALIZATION
                                 --------------

     The capitalization of TES (prior to its acquisition by the Issuer) and the pro forma capitalization of the Issuer (giving effect to the acquisition of TES) as of March 31, 1997 are as follows:

--------------------------------------------------------------------------------
Capitalization of TES Prior to Acquisition:
--------------------------------------------------------------------------------

          Stockholders' Equity:

               Common Stock
                    no par value; 2,000 shares authorized;
                    750 shares issued and outstanding       $   8,634
               Stock Warrants to purchase 30 shares             4,859

          Retained Earnings                                   277,330
          Receivable from Tice Technology, Inc.              (114,687)
                                                            ---------

               Total Stockholders' Equity                   $ 176,136
                                                            =========

--------------------------------------------------------------------------------
Pro Forma Capitalization of the Issuer Assuming Acquisition of TES and Conversion of TES Debt:
--------------------------------------------------------------------------------

          Stockholders' Equity

               Common Shares
                    par value - $0.01 per share;
                    30,000,000 authorized
                    5,838,780 shares issued and outstanding(1)    $    58,388

               Class B Common Shares
                    par value - $0.01 per share; convertible;
                    5,000,000 shares authorized;
                    750,000 shares issued and outstanding               7,500

               Class D Common Shares
                    par value - $0.01 per share; convertible;
                    600,000 shares authorized;
                    no shares issued and outstanding                      -0-
                                                                  -----------
               Total Common Shares                                     65,888

               Preferred Shares
                    par value - $0.01 per share;
                    10,000,000 shares authorized;
                    no shares issued and outstanding                      -0-

          Additional Paid-In Capital (2)                            1,454,470
          Retained Earnings (Accumulated Deficit)                  (1,058,512)
                                                                  -----------

               Total Stockholders' Equity                         $   461,846
                                                                  ===========

--------------------------------------------------------------------------------

(1) In addition to the Common Shares of the Issuer held by the former shareholder of TES, the issued and outstanding Common Shares of the Issuer include the 300,000 Common Shares issued to Monogenesis for $3,000, the 238,470 Common Shares issued to JWSI and the 88,560 Common Shares issued upon conversion of TES debt. This number does not include the 1,000,000 Common Shares which may be issued upon the exercise of the Warrants or the 54,750 Common Shares which may be issued upon the exercise of the options held by TES employees. See "Securities."

(2) Pro forma balance sheets assuming acquisition of TES by the Issuer and conversion of TES debt and showing pro forma adjustments are included in their entirety elsewhere in this Prospectus. See "Financial Statements."


                                    BUSINESS
                                    --------

General
-------

     The Issuer was formed as a holding company for TES on June 21, 1996 in connection with the registration of the Shares and Warrants to create a public company with a substantial shareholder base without having to sell shares in a traditional initial public offering (through the shareholder base of Monogenesis). It is also believed that establishing the Issuer as a public company may facilitate acquisitions at some point in the future. No particular acquisition targets have been identified and the Issuer does not currently have the resources to make a material acquisition. See "Risk Factors - Uncertainty and Risks Associated with Future Acquisitions." The Issuer received all of the issued and outstanding shares of stock of TES from TES's shareholders in exchange for 5,450,220 Common Shares and 750,000 Class B Common Shares as of the date of this Prospectus. The number of shares exchanged was determined by TES and Monogenesis taking into consideration the proposed public float and ownership interests. All of the Issuer's current business operations are conducted through TES.

     Of TES's historical revenue, 95% is derived from the sale or license of products designed and manufactured by TES and further described below. The remaining 5% is derived from rents received from real property owned by TES and some consulting fees. TES sold the rental real estate on September 30, 1996. The consulting fees are very minor as independent revenues; traditionally these fees are encompassed in the design and manufacture of TES's products for a particular customer.

     TES performs original research engineering design, prototype development and testing for its garment production line stitching machines and related equipment. During manufacture and assembly, the arrangement of component parts of a tice(R) product are configured to meet the purchaser's special production line application requirements. Accordingly, most of TES's products are made-to-order pursuant to contractual arrangements with purchasers. See "Business - Products." Generally, a potential customer outlines a need or problem relating to their manufacturing process, TES reviews the need and estimates the cost to provide the product or solution. See "Risk Factors - Risks Associated with Fixed Price Contracts." Often then TES applies the technology developed pursuant to a contract to other applications or sells the product developed to other parties. See

"Business - Products." TES also manufactures replacement parts for its products and a few minor attachments and provides consulting services at hourly rates.

     During the past five years in addition to marketing and selling the conventional product line that it has sold for some time, TES has spent considerable time developing new technology and has obtained three patents, two in 1994 and one in 1995. See "Business - Products." The bulk of research efforts since 1993 have been centered on the electronic gearing technology. This technology was initially developed for the double needle belt loop machine and, by using a computer and servo motors, eliminates approximately 90% of the mechanical parts as well as certain other technical problems associated with the machine. TES also believes the technology has application to many other types of machines including machines used in industries other than the sewing industry such as the spinning industry for which TES is now developing a machine. To date, in addition to the double needle belt loop machine, TES has built "proof of concept" models of the multi-head buttonhole machine, the lap seam felling machine, the plain lock stitch sewing machine and the heavy-duty spinning machine. See "Business - Research and Development."

     TES's success is dependant on its ability to provide solutions to the sewing industry (and, to a certain extent, some other industries) through its existing products or by developing new or enhanced products. TES generally employs five engineers, but expects to employ more in the future. In addition, Mr. Tice has worked in the business for more than 30 years and has substantial experience in designing solutions and estimating the costs of providing solutions. Recently in light of the rapid changes management expects will occur in TES's business resulting from the development and exploitation of the electronic gearing technology, TES has hired additional key personnel who it believes have the ability to run the business.

     John Burchill is currently acting as TES's general manager. He has worked in the sewing machine industry for approximately 35 years and was previously Manager of New Products and Technical Services for Brother International Corp., the U.S. division of Brother Industries, Ltd., one of the world's largest sewing machine manufacturers.

     Eric Watson is currently Electronics Manager. Mr. Watson received his B.S.E.E. from Northeastern University, College of Engineering, in Boston, Massachusetts in 1989. From 1983 (prior to receiving his degree) through November of this year, he has been employed as a project and design engineer for Loral Hycor, Inc., in Woburn, Massachusetts which is a defense contractor selling products to the government and commercial industries.

Products
--------

     TES sells various products mainly to the sewn products industry. Many of its products are covered by patents which generally provide protection for seventeen years from date of issue. TES's basic products include:

     1) Twin Needle Belt-Loop Sewing Machines -- This machine takes pre-sewn belt loop material, which is in lengths of 50 to 150 feet, and feeds the belt loop out to the proper length, cuts the belt loop and folds both ends under by way of turning pins. Next, the operator activation presents the pre-cut, pre-folded belt loop to the pants waistband whereupon two air-operated presser feet descend upon the folded belt loop ends, the turning pins retract and both ends of the belt loop are sewn on simultaneously. The presser feet return to the up position, the operator moves the garment and the process is repeated. TES has developed a prototype of the Twin Needle Belt-Loop Sewing Machine, which uses the new electronic gearing technology. It is covered by TES's patent #5,458,075 which was issued on October 17, 1995.

     2) Ergonomic Stands -- These stands are either pneumatically or electronically activated by the operator who can move the table top up and down, stopping at any desired height, thus helping production and physical approach to the machine/stand combination. These stands are covered by TES's patent #5,313,892 which was issued on May 24, 1994.

     3) Single Needle Belt-Loop Machines -- This machine takes pre-sewn belt loop material which is in lengths of 50 to 150 feet. The machine feeds the belt loop out to the proper length, cuts the belt loop and folds both ends under by way of turning pins. Next, the operator activation presents the pre-cut, pre-folded belt loop to the pants waistband whereupon two air-operated presser feet descend upon the folded belt loop ends, the turning pins then retract, one end of the belt loop is sewn, the unit indexes and the opposite end of the belt loop is sewn. The presser feet return to the up position, the operator moves the garment and the process is repeated. All patents, if any, on this product have expired.

     4) Button Hole Indexers -- This unit uses a conventional single head buttonhole machine. The operator places a shirt panel with the placard already formed at the beginning position on the buttonhole indexer moving plate and engages the starting button. The first buttonhole is sewn, upon completion the shirt panel is indexed the proper distance where the second buttonhole is sewn, it is once again indexed and this process continues through six, seven or eight buttonholes. The panel is then removed and the operator starts the process again. All patents, if any, on this product have expired.

     5) Takeaway Mechanisms -- These mechanisms are built to customer specifications and are used for the purpose of moving parts or full garments from one point to another. This product is covered under TES's patent #5,303,910 which was issued on April 19, 1994.

     6) Indexing Stackers -- Indexing stackers incorporate the patented take-away and pick-up device described in patent #5,303,910 where as the pick-up/take-away mechanism moves the particular part to a predetermined position where it is placed, the stacker then moves so that the next part picked up by the take-away is placed in a different stack, the indexer then returns to the original position to await receipt of the next part. The sequence is then repeated.

     7) Label Loader/Folders -- The label loader/folders feed a label from a hopper to a folding mechanism that folds the label, if required. It presents the label to the sewing machine which is then activated, the label is sewn on the garment. The label loader repeats the process. This product is covered by TES's patents #4,677,923 and #4,979,934 which were issued on July 7, 1987 and December 25, 1990 respectively.

     8) Automatic "J" Tackers -- The term automatic "J" tacker is a generic term for a machine designed to make one tack then shift and place a second tack automatically. These tacks are normally placed in positions on garments that require additional reinforcement to add strength. Patents on this product, if any, have expired.

     9) Belt-Loop Winders -- During the process of manufacturing a belt loop in lengths of 50 to 150 feet, the belt loop winder winds the belt loop up on a reel (very similar in appearance to a movie reel that film is wound on). These reels are then taken to a belt loop machine where the belt loop material is then pulled off these reels by the belt loop sewing machine. No patents exist on this product.

     10) Needle Positioners -- Needle positioners are air operated units that are retrofitted to existing conventional sewing machines. This unit when activated positions the needle up and out of the sewn work. This process was traditionally done by the operator turning the pulley hand wheel. This product is covered under TES's patents #4,271,775 and #4,270,474 which were issued on June 9, 1981 and June 2, 1981 respectively.

     11) Pocket Creasers -- The pocket creaser takes the pre-formed and cut pocket material and first folds it, then creases it by means of heat so that the operator can sew the pocket in a closed fashion into the garment or, in the case of a back pocket, onto the outside of the garment. No patents exist on this product.

     12) Pneumatic Circuit Boards -- This technology was discovered in the mid-1970's at which time TES was only one of two companies (that TES is aware of) who were capable of manufacturing multi-level pneumatic circuit boards. Basically, the circuit boards are multi-layered acrylic sheets that are grooved and ported to facilitate the flow of air to specific ports in a valve configuration. This technology to air is similar to an electronic printed circuit board and greatly enhances the capability of pneumatic operations. No patents exist on this technology although the circuit boards created were copyrighted from 1976 to 1986 at which time the use was greatly reduced as TES converted to electronics.

     13) Air Operated Clamp Lifts -- The function of the air operated clamp lift is to semi-automate tacker sewing machines. The clamp lift controls the raising and lowering of the presser foot and the engaging of the sewing machine into the sew cycle. TES's patents on this product have expired.

     14) Electronic Gearing Components for Sewing Machines -- The technology referred to as electronic gearing is the ability to coordinate to within one-eighth of one degree the accuracy between the needle and the bobbin hook assembly of a sewing machine. TES believes that this technology has many applications and is used in the Twin Needle Belt-Loop Sewing Machine which operates as described above and is covered by TES's patent #5,458,075 issued on October 17, 1995.

     During fiscal year 1997, sales of the Label Loader/Folders contributed 34% to product sales revenues with sales of the folders divided between two models representing 18% and 16% respectively. Sales of the J-Tackers represented 16% of product sales revenues in the 1997 period. During fiscal year 1996, sales of the Label Loader/Folders contributed 17% to consolidated revenues with sales of the folders divided between three different models, contributing 14%, 1.6% and 1.4%, respectively. During fiscal year 1995, sales of the Label Loader/Folders constituted 21% of revenues, split between two models at 18.6% and 2.4% each. There were no products which contributed 15% or more revenues during fiscal year 1994. Management expects that products containing the electronic gearing technology will become its dominant products over the next several years.

     Historically, TES has primarily designed and manufactured special application equipment and attachments for denim (blue jeans) and work wear manufacturers. It also has manufactured equipment for other types of sewing manufacturers that produce drapery products; upholstery; shoes; sewn medical supplies; boat, car and aircraft interiors; and general apparel. Currently, TES receives approximately 72% of its annual revenue from the sale of products from three denim and work wear manufacturers - Levi Strauss & Co., Wrangler, Inc. and A.B. Fab Company and substantially all of its license fee and royalty revenue from one customer, Brother. The loss of any of these customers could materially affect TES's revenues and net income. See "Risk Factors - Dependence on Limited Number of Customers." However, management believes that, as it further develops uses for the electronic gearing technology, such as the spinning machine it is now developing, TES's dependence on a few customers or segment of the sewing industry will lessen or disappear.

     TES granted Brother Industries, Ltd. ("Brother") of Nagoya, Japan, a nonexclusive license effective as of January 1, 1997 to make, assemble, use and sell products (consisting of up to 12 categories of industrial sewing machines) incorporating the electronic gearing technology and related additional technology which may be developed by TES. The license is granted for the term of the applicable patent. TES is also required to provide Brother with technical assistance and training. In return for the license, if certain conditions are met, TES is entitled to license fees of up to $6,000,000 in addition to royalties. TES received the initial license fee of $250,000 (corresponding to the first category of machines) on February 25, 1997 and in April 1997 received a payment of $250,000 corresponding to the second category of machines. Brother has agreed to pay TES $250,000 within 30 days of the date of the first commercial shipment of a product in any of the remaining ten categories and $250,000 within 60 days of the date the aggregate net sales of products in a category equals $30,000,000. In addition, TES is entitled to a continuing royalty of 2% of net sales, 1.75% of net sales relating to additional "know-how" provided by TES to Brother and 80% of any sub-license income of Brother relating to the TES technology during the life of patent or any continuation thereof. Brother is required to pay TES additional fees at TES published rates for technical assistance and training. Brother has developed machines in two categories which it is advertising and promoting at trade shows.

     TES is also in various stages of formal and informal negotiations with various other manufacturers of equipment for the sewing and spinning industry for the license of the electronic gearing technology.

Patents
-------

     TES's success depends in large part on its ability to exploit its existing patents and to obtain additional patents on similar or new technology. TES currently has eight patents under which it is producing products and is working on designs for additional products. See "Business - Research and Development." The patents have expiration dates ranging from 1998 to 2012. TES also sells products on which it holds patents that have expired. See "Business - Products." TES is currently working on obtaining patent protection in countries other than the U.S. on its electronic gearing technology.

     There can be no assurance that foreign patents will be approved, that TES will develop additional proprietary products that are patentable, that any patents issued to TES will provide TES with competitive advantages or will not be challenged or that the patents of others will not prevent the commercialization of products incorporating the technology. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate TES's products or design around its patents. Any of the foregoing could have a material adverse effect on TES's results of operations and financial condition.

     Litigation, which could result in substantial costs to TES, may also be necessary to enforce its patents or to determine the scope and validity of third party proprietary rights. If competitors or customers of TES that claim technology also claimed by TES prepare and file patent applications, TES may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial costs to TES, even if the eventual outcome is favorable. Any such litigation or proceedings, regardless of outcome, could be expensive and time consuming or subject TES to significant liability, require disputed rights to be licensed from third parties or require TES to cease using the technology, all of which could have a material adverse effect on TES's results of operations. TES does not know of any threatened challenges to any of its patents.

Research and Development
------------------------

     TES primarily provides solutions to production or ergonomic problems of its customers which are primarily sewing manufacturers and produces and markets such products or technology. It also modifies existing products and markets them for different applications. When a sewing manufacturer or other customer comes to TES with a problem, TES will generally consult, build and then manufacture a piece of equipment designed to eliminate or lessen production or ergonomic problems or enhance production capabilities. Once the piece of equipment has been designed and produced as required by the customer, TES generally retains rights to the design and then offers the equipment and technology to the industry as a whole. In many cases, TES obtains a patent on the process to protect its rights. See "Risk Factors -Dependence on Patents and Ability to Protect Proprietary Products."

     TES recently completed research and development work and has recorded sales of two new products, the SBI 100 Soccer Ball Inflator which is an apparatus that automatically inflates multiple soccer balls to preset pressures simultaneously and the KX4000 which is a unit used to cut belt loops and other like materials to obtain a point cut on both ends. These products use traditional technology (as opposed to the electronic gearing technology). Revenues generated from these products are expected to be less than 1% of TES's total product revenues for fiscal year 1998.

     Other than a Joint Development Agreement with a denim clothing manufacturer described in more detail below, TES does not currently have any outstanding research and development agreements. However, based on customer inquires and its experience in the industry, at the present time, TES is in the process of designing and building the following equipment which management believes TES may be able to sell:

     . A custom designed pickup and delivery system for a bedding manufacturer.

     . A special system to rotate heating dryers for silk screen printing for the same sporting goods manufacturer.

TES is also in the process of designing the following equipment which uses TES's newly patented electronically gearing technology:

     .     A multi-head button hole machine.

     .     A multi-head button sewing machine.

     .     A felling machine.

     .     A single needle plain sewer.

     .     A heavy-duty spinning machine.

     TES incurred research and development expenses of $192,364, $196,963 and $163,204, respectively in fiscal years 1995, 1996 and 1997, of which the 1995 and 1996 expenses were reduced by reimbursements of $150,000 in each year under the Joint Development Agreement described below.

     With respect to the felling machine, TES entered into a Joint Development Agreement with a denim clothing manufacturer to develop a felling machine suitable for inseaming jeans using the TES computer controlled sewing mechanism. Under the agreement, TES retains ownership of the technology, but granted the manufacturer a nonexclusive, paid-up license to the jointly developed felling machine. The manufacturer paid TES a fee of $300,000 to develop the felling machine. In return, in addition to the license, it has the exclusive right after production of the first felling machine to purchase the resulting felling machines so long as it purchases a minimum of the lesser of TES's entire production or 249 machines during each year. The cost of each machine is as agreed to from time to time, but in no event in excess of $20,000 per machine. With respect to felling machines sold to any other person, the manufacturer is entitled to receive a royalty of 4% of the gross selling price until such time as it has received an amount equal to the amount paid by it to develop the product plus interest at a rate of 10% per annum. TES currently has a first generation prototype of the felling machine in operation, which is considered 75% complete. In November, 1996, the manufacturer requested that the work be put on hold due to plant reorganizations limiting its ability to take delivery of the machines. The last communications from the manufacturer indicated that development work is expected to resume in the fall of 1997. In June, TES elected to resume work on the project without the participation of the manufacturer. TES is not obligated to repay the development fee but is obligated, if it decides to proceed with development on its own, to pay the royalty described above upon the commercial sale to any person other than the denim clothing manufacturer until such time as royalties equaling the amount of the development fee and accrued interest are paid.

Market
------

     TES's customers are primarily, but not exclusively, apparel manufacturers. In addition to providing products used in apparel manufacturing, TES has designed and built special equipment for Ford Motor Company, Lockheed Aerospace, Camel Tent and Awning, and California Sail and Rigging as well as a number of furniture manufacturers and medical supply companies. An example of special equipment that TES has produced is an automated soccer ball inflater. TES is currently developing a heavy-duty spinning machine for the spinning industry. These types of sales make up approximately 1% of TES's revenues.

     TES currently markets primarily to the apparel industry. It sells its products and services directly to end users as well as by means of a dealer network of approximately 125 dealers worldwide. In addition, TES advertises monthly in one or more of the apparel industry's international trade magazines. TES also regularly attends apparel industry trade shows as an exhibitor to display its equipment and technology. TES exhibited at a trade show in Japan in May 1996, at the Bobbin Show in Atlanta in October 1996, at the 1997 Apparel Show of the Americas in Miami in March 1997 and at the IMB Show in Cologne, Germany in May 1997. It also plans to exhibit at the 1997 Bobbin Show in September 1997.

Backlog
-------

     TES estimates that its backlog orders believed to be firm as of March 31, 1997 and 1996 were $200,000 and $780,000 respectively. The backlog on March 31, 1997 has been completed along with an additional $450,000 in orders recorded since the end of fiscal 1997. Backlog orders believed to be firm as of June 30, 1997 were $418,000. TES estimates that such backlog will be completed by the end of September 1997.

Competition
-----------

     Management believes that all of the large Japanese and most of the other manufacturers of equipment for the apparel industry maintain research and development departments which perform research along the same lines as TES. All of these companies are much larger than TES and have much larger research and development facilities. See "Risk Factors - Potential Adverse Effects of Competition." In addition, management estimates that there are four companies of approximately the same size as TES that provide similar services and products. TES's management is also aware of two companies in Europe which perform similar services, but does not know the size of the companies.

     Like TES, most of these competitors perform research and development at a customer's request. TES has found that its competitors have designed products similar to TES's Single Needle

Belt Loop Machine, Ergonomic Stands and Pocket Creasers to which extent there is direct competition with these TES products, although one of TES's largest competitors has licensed the patented electronic gearing technology from TES as opposed to trying to develop its own technology. Generally, the market in this industry is targeted through advertising in trade journals and attendance at trade shows such as the Bobbin Show. The principal methods of competition, in addition to technology, are price, workmanship, overall machine performance and service offered.

Manufacturing
-------------

     TES generally manufactures all prototype products which it develops pursuant to service agreements and manufactures the already developed products it offers. It also sometimes manufactures the final products under such contracts for the customer. However, TES's general policy has been to outsource manufacturing of components (such as nickel and chrome plating for the ergonomic stands) which for various reasons create environmental hazards. So far TES has found that it has generally been less expensive to outsource when the environmental compliance costs are factored in. In the event that TES were no longer able to outsource the manufacture of these components or products, it would most likely change the finish. TES has no current plans or perceived need to make any material capital expenditures for environmental control.

     TES's facility has the machining capabilities of sawing, milling, welding, brazing, sanding, surface grinding, drilling, tapping, threading, turning (lathe), riveting, bending, heat treating and painting. TES maintains an assembly department which consists of eight assembly stations, each with an assortment of hand tools, electronic and air-driven power tools, vises, air supply and electronic requirements. In addition, the assembly department has two stations designated for the assembly of electronic circuit boards and components. During manufacture and assembly and prior to shipment, each product manufactured by TES goes through a series of quality checks.

     TES maintains an in-house inventory of all parts it manufactures and approximately 80% of the components supplied by outside vendors. Approximately 25% of components of TES products are vendor supplied. TES generally uses components supplied by a number of different sources and is therefore not predominantly dependant on one supplier of any component of any of its products. In addition, with the exception of a few items such as P.L.C.s (programmable logic controller, i.e. mini computer), PC computers, electric motors and electric switches (which are available from numerous suppliers), TES has the capability of manufacturing the components used in its products. Raw materials are also available from many suppliers.

Property
--------

     Until September 30, 1996 when it was sold, TES owned a small retail shopping facility (commonly known as a strip center) in Knoxville, Tennessee. The land and building were valued at $670,291 ($356,112 if accumulated depreciation of $316,179 is taken into account) on TES's balance sheet. The property was sold to an unrelated party for $825,000. The property had been listed with a real estate broker for three years. The offer of $825,000 together with the rental space for eight months was the best of two offers received by TES. The property had been appraised earlier in 1996 for $1,200,000. Management believes that the appraisal was approximately $200,000 too high. The appraisal was based on the sales of other properties in the vicinity which management believes sold for higher prices because they were more desirable property than the TES property.

Management accepted the price it did because it believed it to be reasonable and the best that it was likely to get in the near future. In addition, management desired to reduce TES's debt and needed the proceeds of the sales to do so, reducing TES's monthly payments by approximately $4,000.

     The proceeds of the sale were primarily used to pay off bank loans. TES uses approximately 20,000 square feet of the total 33,000 square feet available at the strip center for its operations and under an oral agreement with the buyer remained in the space rent free through May 1997. The rent free space added a prepaid rent benefit to TES valued at $32,000. The rent benefit was expensed each month at the rate of $4,000 per month. Since the expiration of the rent free period, TES continues to rent the space on a month to month basis at $4,000 per month under a verbal agreement to be renegotiated at the end of December 1997 if TES continues to occupy the space at that time. Of that space, the manufacturing area consists of 18,000 square feet, 2,000 square feet of which constitute research and development operations. The remaining 2,000 square feet houses the administrative offices.

     TES also owns approximately 5.71 acres of undeveloped land approximately one quarter mile from the existing facility. To meet anticipated growth needs, TES plans to build a 55,000 square foot building consisting of 40,000 square feet for manufacturing and assembly and 15,000 for research and development and administrative offices on the land. TES has architectural drawings of the proposed facility and, assuming sufficient capital is available, expects the facility to be complete by November or December 1997. See "Risk Factors - Lack of Working Capital." Based on bids received from contractors over the last three months, the costs of construction of the building are estimated to be $1,600,000. In the event that TES were unable to remain in its current space until its new facility is built, management believes that there is adequate available space in the Knoxville area and that this would not create a problem for TES. TES has no unusual space requirements.

     TES's machinery and equipment consists of saws, mills, welding and brazing equipment, sanders, surface grinders, drill presses, tapping and threading machines, lathes, riveting and binding equipment, heat treating ovens and painting equipment, hand tools, electronic and air-driven power tools, vises, air compressors and electronic testing equipment. TES's machinery and equipment is valued at $522,000 on TES's balance sheet. Management believes replacement costs would be closer to $1,000,000.

Employees
---------

     TES is a non-union shop with eighteen hourly employees. It also has eight salaried employees. TES employees are machinists, welding specialists, electronic specialists, assembly personnel, shipping and inventory personnel, clerical workers, electronic and mechanical engineers and sales and service personnel. Approximately 70% of TES's employees have been employees of TES for at least ten years.

History
-------

     TES was founded by Richard E. Tice (William Tice's father) in 1964 as a contract designer and manufacturer of specialized, pneumatically operated garment sewing equipment. Richard Tice had entered the garment making industry in 1916 as a 13 year old apparel factory worker and worked through the years as a sewing machine mechanic and equipment innovator, obtaining his first patent in 1950. William A. Tice began working in his father's firm in the 1960's when he was a teenager. Upon his father's retirement in 1972, William Tice began running the business and in 1973 incorporated as Tice Engineering and Sales, Inc. Mr. Tice purchased the last of his father's shares in TES in 1979 and purchased shares held by his mother in 1995. William Tice obtained his first patent in 1975.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 ---------------------------------------------

Overview
--------

     Since 1964, TES has been developing products which provide technical solutions to problems relating to the manufacturing processes of various companies with a primary concentration in the sewing industry. TES's corporate offices are located in a shopping center which the company sold in fiscal 1997. Ninety-five percent (95%) of TES's customers are repeat customers with much of its product line having been produced to address the problems of a particular customer. TES retains the right to market the resulting equipment to other customers with similar requests. Products developed by TES are marketed through its dealer network, attendance at trade shows, direct sales to existing customers and advertisement primarily in trade journals. TES also licenses technology on a non-exclusive basis to customers who want to manufacture various products using technology developed and patented by TES.

     TES's revenues are classified as product revenues, service revenues and license fee revenues. Product revenues include the sale of the company's internally designed and manufactured robotic and pneumatic industrial sewing machine attachments. Service revenues include revenues related to repairs, while the license fee revenues include fees earned under a non-exclusive license and royalty agreement with Brother Industries, Ltd. ("Brother"). Revenues are generated from the sale of products and services in both domestic and international markets. During fiscal 1997, approximately 6% of revenues were generated in international markets. Three customers accounted for an aggregate of 72% of revenues in fiscal 1997. Management expects that during the next several years, license fee revenues will become a larger portion of total revenues for TES. A principal reason for the expected growth in this area is the anticipation of additional earnings under the license agreement currently in place with Brother as well as current negotiations with other manufacturers to enter into such agreements. As a result of the company's focus on product development and marketing license agreements over the past three years, product revenues decreased somewhat in 1997 as compared to 1996.

     Cost of revenues includes direct expenses, such as labor and inventory, as well as an allocation of overhead incurred in manufacturing products sold and licensed by TES. The direct costs associated with providing services performed by the company for its customers are also included in cost of revenues.

     Research and development ("R&D") expense includes salaries and the related benefits of employees performing R&D, materials and overhead allocated to direct expenses incurred in R&D activities. These costs are expensed as incurred and are recorded net of any reimbursements TES may receive under contracts to perform R&D for others. See Note 8 of the Notes to Financial Statements.

     Selling, general and administrative ("SG&A") expense includes costs related to TES's sales force and administration. Included are direct labor costs for sales representatives as well as commissions paid to dealers on direct sales outside TES's normal network. Costs associated with marketing and advertisements for the company's products are included in this category along with travel-related expenses for various trade shows. Administrative expenses, including all corporate and administrative functions that serve to support the existing business of TES as well as provide the infrastructure for future growth, are reflected in this category, as are certain management, supervisory and staff salaries and related employee benefits, rent and office supply costs. In addition, the portion of depreciation and amortization expense and other overhead items allocable to SG&A are included in this category.

     The following analysis of the financial condition and results of operations of TES should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

Results of Operations
---------------------

     The following table sets forth the percentage relationship to revenues and the period-to-period change of certain statements of operations data for the periods indicated.

                                                          Percentage of Revenues
                                                      -----------------------------
                                                      For the Years Ended March 31,
                                                      -----------------------------
                                                      1997        1996         1995
                                                      ----        ----         ----
Operating Revenues:
  Sales                                                82%        100%         100%
  Service                                               0%          0%           0%
  License fees                                         18%          0%           0%
                                                      ----        ----         ----
    Total operating revenues                          100%        100%         100%

Operating Expenses:
  Cost of revenues                                     58%         56%          57%
  Research and development (net of reimbursements)     12%          4%           3%
  Selling, general and administrative                  40%         39%          35%
                                                      ----        ----         ----
    Total operating expenses                          110%         99%          95%
                                                      ----        ----         ----
Operating income (loss)                               -10%          1%           5%

Other income (expense):
  Interest income                                       0%          0%           0%
  Rental income                                         2%          4%           4%
  Rental expense                                       -2%         -4%          -3%
  Gain on sale of fixed assets                         35%          8%           0%
  Interest expense - related parties                   -1%         -1%          -1%
  Interest expense                                     -5%         -8%          -8%
  Other income (expense)                               -0%          1%           0%
                                                      ----        ----         ----
    Total other income (expense)                       29%          0%          -8%
                                                      ----        ----         ----

                                                             Percentage of Revenues
                                                          -----------------------------
                                                          For the Years Ended March 31,
                                                          -----------------------------
                                                          1997        1996        1995
                                                          ----        ----        ----
Income (loss) before income taxes                          19%         1%          -3%
Provision (benefit) for income taxes                        8%         0%           0%
                                                           ---         --          ---
Net income (loss)                                          11%         1%          -3%
                                                           ===         ==          ===

                                                           Period-to-Period Percentage
                                                               Increase (Decrease)
                                                           ---------------------------
                                                            1997                 1996
                                                             vs                   vs
                                                            1996                 1995
                                                           -------               -----
Operating Revenues:
    Sales                                                      -8%                  0%
    Service                                                   -17%                -34%
    License fees                                              100%                  0%
                                                           -------               -----
        Total operating revenues                               12%                  0%

Operating Expenses:
    Cost of revenues                                           16%                 -2%
    Research and development (net of reimbursements)          248%                 11%
    Selling, general and administrative                        17%                 15%
                                                           -------               -----
        Total operating expenses                               25%                  5%
                                                           -------               -----
Operating income (loss)                                    -1,096%                -78%

Other income (expense):
    Interest income                                           -98%                -72%
    Rental income                                             -43%                 -6%
    Rental expense                                            -36%                  8%
    Gain on sale of fixed assets                              374%                100%
    Interest expense - related parties                         45%                -24%
    Interest expense                                          -24%                  2%
    Other income (expense)                                    -109%                824%
                                                           -------               -----
        Total other income (expense)                         7,508%                105%
                                                           -------               -----
Income (loss) before income taxes                           1,226%                156%
Provision (benefit) for income taxes                        2,437%                179%
                                                           -------               -----
Net income (loss)                                             874%               -152%
                                                           =======               =====


Fiscal Years Ended March 31, 1997 and 1996
------------------------------------------

     Total Revenues. Total revenues increased in 1997 by 12% to $1,397,281 from $1,242,558 in 1996. Product revenues decreased 8% to $1,144,884 in 1997 from $1,239,666 in 1996 as TES directed more resources to new product development and marketing license agreements. In 1997, sales of the Label Loader/Folder and Automatic J-Tacker constituted approximately $394,000 (34%) and $180,000 (16%), respectively, of product sales revenue; whereas, in 1996, sales of the Label Loader/Folder generated 17% of product sales revenue. The Label Loader/Folder and Automatic

J-Tacker are part of TES's traditional product line and are ordered periodically by its customers. Remaining product sales in both years were primarily generated from a mix of the company's other traditional products; however, there was no other product comprising more than 15% of revenues in either year. The timing of sales from year to year may fluctuate greatly depending on customer needs. Management believes that less than 5% of TES's products will become obsolete in the next two years as many of the company's smaller customers and those in third-world countries will most likely continue to purchase the traditional equipment rather than purchasing the more expensive equipment using the new technology. Management believes that equipment using the new technology will replace approximately ten percent (10%) of its existing product line in the near future. TES signed one license and royalty agreement in fiscal 1997 which provided for revenue of $250,000 in that year. See Note 9 of the Notes to Financial Statements.

     Cost of Revenues. Cost of revenues increased 16% to $814,587 in 1997 from $699,293 in 1996 primarily due to the recording of a $120,000 inventory obsolescence reserve due to management's efforts at redirection of the company's focus on new technology and an increase in total overhead expenses of which a portion is applied to cost of revenues. The increase in total overhead expenses related to: (i) rent expenses allocated to overhead when TES sold the shopping center in which TES occupies space in September 1996 and (ii) increased salary and related benefits expenses relating to the general manager hired by TES during fiscal 1997, a portion of which expenses were allocated to overhead. Cost of revenues as a percentage of total product and service revenues increased from 56% in 1996 to 71% in 1997 primarily as a result of the inventory reserve recorded in 1997.

     Research and Development (net of reimbursements). Research and development costs increased by approximately $116,000, or 248%, to $163,204 in 1997 from $46,963 in 1996, reflecting the lack of reimbursements in fiscal 1997 as compared with $150,000 of reimbursements in both 1996 and 1995. See Note 8 to the Notes to Financial Statements.

     Selling, General and Administrative. SG&A expense increased 17% to $563,223 in 1997 from $481,876 in 1996. SG&A was 39% of revenues in 1996 compared to 40% in 1997. This increase was primarily a result of the hiring of a general manager as well as an increase in officers' salaries. This increase was based on a higher allocation of the officers' salaries to R&D in 1996 versus 1997 as more of the President's time was spent in R&D efforts, including those related to the new electronic gearing technology, in 1996. These increases were somewhat offset by a decrease in the Company's sales force which was the result of sales personnel taking positions with other companies not in competition with TES, and such sales personnel are expected to be replaced in the 1998 fiscal year.

     Operating Income(Loss). Operating income for 1997 decreased by approximately $158,000 to an operating loss of $143,733, or (10%) of total revenues, from an operating profit of $14,426, or 1% of total revenues, in 1996. This decrease was primarily a result of the lack of reimbursements for R&D projects in 1997 coupled with increases in SG&A costs.

     Rental Income and Expense and Gain on Sale of Property and Equipment. Rental income decreased from $49,575 in 1996 to $28,200 in 1997, rental expense decreased from $46,424 in 1996 to $29,792 in 1997 and gain on sale of property and equipment increased from $105,593 in 1996 to $500,363 in 1997. These changes were primarily a result of the sale of a shopping center in September 1996 for which TES received rents from tenants prior to the sale. Higher maintenance costs created the increase in rental expense as a percentage of rental income between years. See Note 6 of the Notes to Financial Statements.

     Interest Expense and Interest Expense - Related Parties. Interest expense decreased 24% in 1997 to $75,652 from $99,235 in 1996, as a result of the decrease in the average outstanding debt, from approximately $1,046,000 in 1996 to $641,000 in 1997. The average interest rate on the company's debt remained stable at approximately 9.5% from year to year. The decrease in the average debt outstanding was generated by the repayment of debt incurred to finance the purchase of the shopping center that was sold in September 1996. Interest expense - related parties increased by 45% from $11,628 in 1996 as compared to $16,830 in 1997 as a result of an increase in the average outstanding balance of notes payable to related parties which rose from approximately $156,000 in 1996 to $174,000 in 1997. Amounts still outstanding at March 31, 1997, including the related party notes payable, were obtained primarily to provide working capital for operations. The notes payable to the business associates (included in both notes payable and notes payable to related parties) are expected to be converted to common stock upon the effective date of the registration statement. See Notes 3 and 4 of the Notes to Financial Statements.

     Income Taxes. TES's effective tax rate was 43% in the 1997 period as compared to a rate in 1996 of 22%, principally due to the company's recording a $67,990 valuation allowance against deferred tax assets as well as a change in rate to reflect the rates expected to be in effect when the temporary differences reverse. This increase was somewhat offset by utilization of state net operating losses not previously recorded. See Note 5 of the Notes to Financial Statements.

     Certain amounts in the March 31, 1996 and 1995 financial statements have been reclassified and grouped to conform to the March 31, 1997 presentation. These reclassifications include reclassifying: (1) sales salaries from cost of revenues to selling, general and administrative expense and (2) a portion of interest expense-related parties to interest expense. In addition, several items have been grouped together in the balance sheets as well as the cash flow statements that were previously reported as separate line items including: (1) trade and employee accounts receivable; (2) utility deposits, cash surrender value of life insurance and investments; and (3) notes payable and long-term debt. See Note 1 of the Notes to Financial Statements.

Fiscal Years Ended March 31, 1996 and 1995
------------------------------------------

     Total Revenues. Total revenues increased slightly in 1996 by 0.2% to $1,242,558 from $1,239,854 in 1995. Product revenues remained relatively stable increasing to $1,239,666 in 1996 from $1,235,492 in 1995. Sales of one product, the Label Loader/Folder, represented 17% of product sales revenue in 1996 and 21% of product sales revenue in 1995. Sales of no other products comprised more than 15% of total revenues in either of these years. The modest increase was primarily a result of increased sales of a variety of TES's remaining product line.

     Cost of Revenues. Cost of revenues decreased 2% to $699,293 in 1996 from $712,142 in 1995 primarily due to the use of lower-cost materials to make certain products. In addition, management has worked to consolidate material purchases to increase volume discounts. Total cost of revenues as a percentage of total revenues decreased from 57% in 1995 to 56% in 1996 due to the aforementioned factors.

     Research and Development (net of reimbursements). Research and development costs increased by approximately $4,500, or 11%, to $46,963 in 1996 from $42,364 in 1995. Gross costs increased only 2% from $192,364 in 1995 to $196,963 in 1996 with reimbursements of $150,000 in each of those years from a denim clothing manufacturer under a joint development agreement. During these years, R&D expense related primarily to the electronic gearing technology which is also used in the machine being developed under this agreement. The equipment related to this agreement is in the first generation prototype stage and is considered to be seventy five (75%) complete. In November 1996, the manufacturer requested that R&D activities related to agreement temporarily cease due to plant reorganization which limited the manufacturer's ability to take delivery of the machines. As of June 13, 1997, TES has not received an answer from the manufacturer with regards to their continued participation in the joint development agreement. The company is currently planning to resume development of the machine with or without the participation of the manufacturer. TES is not obligated to repay the amounts received under the agreement, but is required to pay royalties to the manufacturer if the machines being developed under the agreeement are sold to other companies. This obligation ceases when the manufacturer has received royalties equal to the development fee and interest thereon. See Note 8 of the Notes to Financial Statements. Management believes that the electronic gearing technology can be used in many of its R&D projects.

     Selling, General and Administrative. SG&A expense increased 15% to $481,876 in 1996 from $420,152 in 1995, primarily as a result of increased airplane and travel expenses; professional fees; legal and accounting fees; amortization expense; and clerical salaries. Airplane and travel expenses increased 59% from $58,874 in 1995 to $93,776 in 1996 due to mandatory aircraft maintenance required by the Federal Aviation Administration, van rentals for marketing the electronic gearing technology, and, after the plane was sold in November 1995, aircraft charters primarily for marketing-related travel. Professional fees increased from zero to $4,859 due to the issuance of warrants valued at $4,859 to Joseph Walker & Sons, Inc. as a retainer for consulting services based on the fair value of the services TES received. Legal and accounting fees increased 298% from $8,300 in 1995 to $33,056 in 1996. This increase was a result of consultation regarding the filing of a registration statement and as a result of expenses associated with preparing the licenses for the new electronic gearing technology. In addition, there was an approximate $3,000 increase in amortization of patents as more patents are being issued thus costs related to these new patents are being capitalized and subsequently amortized. Clerical salaries increased 477% from $7,416 in 1995 to $42,801 in 1996 due to the hiring of a new purchasing agent in 1996 as well as allocation of more clerical employees' time to SG&A responsibilities versus R&D responsibilities in 1995 based on time spent in each area. The remaining increase in SG&A is due to an increase in clerical employee benefits associated with the higher allocation discussed above.

     Operating Income(Loss). Operating income for 1996 decreased by approximately $50,000 to $14,426 or 1% of total revenues, from $65,196 or 5% of total revenues, in 1995 primarily as a result of increases in SG&A costs.

     Rental Income and Expense. Rental income decreased from $52,920 in 1995 to $49,575 in 1996 while rental expense increased from $43,002 in 1995 to $46,424 in 1996. This was a result of the vacancy of a large area of the rental property during remodeling of the facility.

     Gain on Sale of Property and Equipment. TES's gain on the sale of property and equipment increased from zero in 1995 to $105,593 in 1996. The gain in 1996 was due to the November 1995 sale of the company's airplane. The company made the decision to sell the plane to reduce debt and increase working capital.

          Interest Expense and Interest Expense - Related Parties. Interest expense and interest expense - related parties remained somewhat stable with interest expense increasing 2% from $96,446 in 1995 to $99,235 in 1996 and interest expense - related parties decreasing 3% from $15,326 in 1995 to $11,628 in 1996. The increase in interest expense is attributable to the timing of receipt of proceeds in the two years as the company's average outstanding notes payable and long-term debt decreased from approximately $1,068,000 in 1995 to $1,046,000 in 1996 but the interest expense increased due to the timing of receipt of the debt proceeds. In 1995, proceeds were received later in the year thus less interest accrued as compared to 1996. The decrease in the average debt outstanding was generated by repayment of the note related to the airplane that was sold in November 1995. The decrease in interest expense - related parties is due to the decrease in average balance outstanding in 1996 of approximately $156,000 versus $174,000 in 1995 as a result of repayments made on these loans offset somewhat by additional borrowings for working capital needs. The average interest rate remained somewhat stable from year to year.

          Income Taxes. TES's effective tax rate was 22% in the 1996 period as compared to rate in 1995 of (16%), principally as a result of larger permanent differences in 1996 in addition to pre-tax net income of $15,314 in 1996 versus a net loss of $29,662 in 1995. See Note 5 of the Notes to Financial Statements.

     Prior Year Audit Report
     -----------------------

          The auditor's report on the TES financial statements for the year ended March 31, 1996, originally dated May 23, 1996, contained an explanatory paragraph noting substantial doubt about the company's ability to continue as a going concern. During fiscal 1997, TES realized substantial gains from sales of company assets, retired a substantial portion of both short-term and long-term debt, and entered into a license agreement with a sewing machine manufacturer, which contributed to net income for the year ended March 31, 1997. In light of this new information, the auditors of the 1996 financial statements removed the going concern explanatory paragraph from their report and reissued their opinion on the 1996 financial statements on February 10, 1997. In addition, the fiscal 1996 and 1995 financial statements were restated and the auditors' report was reissued on April 22, 1997 to reflect the expensing of the fair value of warrants (net of tax benefit) issued to Joseph Walker & Sons, Inc. and to reflect the adoption of Statement of Financial Accounting Standard
     (SFAS) 109. The effect on the 1996 financial statements was to increase previously reported net income and earnings per share by $1,015 and $1.30, respectively. The effect on the 1995 financial statements was to decrease previously reported net income and earnings per share by $184,055 and $245.41, respectively.

     Liquidity and Capital Resources
     -------------------------------

          Since its inception, TES has financed its operations through a combination of cash flows from operations, bank borrowings and borrowings from individuals. TES's capital requirements have arisen primarily in connection with purchases of fixed and intangible assets, and the company makes significant expenditures each year for research and development and marketing new technology.

     Net cash provided (used) by operating activities was ($3,306) in 1997, $17,198 in 1996 and ($127,640) in 1995. The primary cause of the net use of cash from operations in 1997 was the operating loss of $143,733 offset by increases and decreases in working capital items.

     Net cash provided (used) by investing activities was $580,788 in 1997, $234,980 in 1996 and ($36,714) in 1995. The primary source of funds in 1997 and 1996 was generated through the sale of company assets including a shopping center and related property as well as the company airplane. Primary uses of funds in all years presented were related to capital expenditures, patents and notes receivable. Capital expenditures totaled approximately $11,000 in 1997 compared to approximately $37,000 in 1996 and $5,000 in 1995. Capital expenditures are expected to increase over the next two years during which time TES must move from its existing facility. See "Future Operations."

     Net cash provided (used) by financing activities was ($517,911) in 1997, ($294,920) in 1996 and $186,981 in 1995. In both 1997 and 1996, such amounts were used primarily to make debt repayments including notes related to the shopping center and airplane that were sold in these years. The cash provided by financing activities in 1995 was related to proceeds from notes payable issued to related parties and others.

     At March 31, 1995, the ratio of current assets to current liabilities was
0.53 to 1 compared to 1.02 to 1 at March 31, 1996 and 0.69 to 1 at March 31, 1997. The increase in the ratio from 1995 to 1996 was primarily due to the restructuring of notes payable from short-term to long-term. The subsequent decline from 1996 to 1997 was due to current maturities of notes payable and increased accounts payable related to the registration process as well as a decrease in inventory value resulting from the establishment of an obsolescence reserve. Quick liquidity (current assets less inventories to current liabilities) was 0.24 to 1 at March 31, 1995; 0.28 to 1 at March 31, 1996 and
0.24 to 1 at March 31, 1997. The increase from 1995 to 1996 was as a result of the debt restructuring which was somewhat offset by an increase in the monthly average collection period for accounts receivable from 36 days in 1995 to 41 days in 1996. The increase from 1996 to 1997 was primarily due to the decrease in inventory as a percentage of total current assets created by the obsolescence reserve. The ratio of debt to total capitalization was 11.06 to 1 at March 31, 1995; 7.48 to 1 at March 31, 1996 and 1.65 to 1 at March 31, 1997. This decline from year to year was a direct result of repayment of notes payable as well as an increase in net income.

     TES's principal commitments at March 31, 1997 consisted primarily of notes payable to related parties as well as other notes payable. TES used the proceeds of these notes to provide working capital for operations and for the continuing development of the electronic gearing technology as well as to fund the costs of license and royalty agreement negotiations and registration of securities of the Issuer. Several of these notes were extended to retain working capital. Upon the effective date of the registration statement, $145,770 of the $217,542 notes payable to related parties and $119,910 of the $350,054 notes payable are expected to be converted into 88,560 Common Shares of the Issuer at $3 per share. Remaining notes payable, with interest rates ranging from 10% to prime plus 1%, are due in fiscal 1998, and management believes that its cash balances and cash flows from operations will be sufficient to meet its working capital needs, including repayment of the notes payable, for at least the next 12 months. These remaining notes payable agreements have no significant restrictive covenants and several are personally guaranteed by the President of the Company. See Notes 3 and 4 of the Notes to Financial Statements.

     TES borrowed $225,000 from SunTrust Bank, East Tennessee, N.A. on August 31, 1996 pursuant to a commercial note with a maturity date of August 30, 1997. The interest rate is the lender's Base Rate plus 1% which is currently 9.25%. The funds were initially borrowed under a 120 day renewable note which was converted to long-term debt on August 31, 1996. The restructuring was done at the request of the bank to provide for monthly payments of principal. The note is payable in eleven installments of $4,712 with a final payment of the remaining principal and accrued interest due on the maturity date. As of March 31, 1997, TES owed $206,803 under the note. The note is secured by a Deed of Trust on Lot #4 on Tice Lane which is the undeveloped real estate on which TES intends to build its new facility, an assignment of a life insurance policy on Mr. Tice and Mr. Tice's personal guaranty. The debt was incurred to provide working capital for the continued development of the new technology and for fees relating to license negotiations and registration of the Issuer's stock. TES expects to use funds from operations including licensing fees to repay the debt.

     In addition, TES has a ninety-day renewable note in the principal amount of $20,000 due and payable upon demand or if no demand is made on August 25, 1997 with Commercial Bank. The note was originally issued on April 25, 1996 in the principal amount of $25,000, which amount was reduced at a renewal. The note bears interest at a rate of 9.25% per annum and is secured by a 1989 Mercedes
420. The debt was incurred for working capital and TES expects to use funds from operations to repay it.

     TES also has borrowed $184,000 from Mr. Tice during the 1997 fiscal year in addition to funds borrowed in prior years. As of March 31, 1997, the principal balance owed him was $67,706. All of the debt bears interest at the rate of 10% per annum and is subordinate to other debts of TES unless written notice is otherwise given. In addition, interest was accrued in the amount of $7,322 during that year. Payments totaling $253,733 have been made to Mr. Tice on these notes in fiscal year 1997. The notes are renewable in 90 day increments. The outstanding promissory notes are due and payable as follows: $47,669 due September 10, 1997 with remaining amounts due September 24, 1997. The debt was incurred to provide working capital which was primarily used for operations and to cover expenses of development of the new technology. The notes were extended to retain working capital. The debt is expected to be repaid out of operating income when TES's operating income and cash flow can support repayment. Until that time, the notes are expected to be extended.


Effect of Recently Issued Accounting Standards

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121), which
(i) requires that long-lived assets to be held and used be reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable (ii) requires that long-lived assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell, and (iii) provides guidelines and procedures for measuring impairment losses that are different from previously existing guidelines and procedures in that recoverability is assessed based on estimates of undiscounted expected future cash flows of the asset being evaluated. TES adopted the provisions of Statement 121 in 1996. The adoption of Statement 121 did not have a material effect on the company's financial position, results of operations or cash flows.

     On April 1, 1996, TES adopted Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation (SFAS 123). In accordance with this Statement, the company has recorded all stock-based compensation awarded to vendors at the fair value of the services received. As permitted by SFAS 123, the company has chosen to apply APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for any stock-based compensation which may be awarded to employees or outside directors. The application of SFAS 123 has had no effect on the company's financial position, results of operations, or cash flows as of March 31, 1997.

     In February 1997, the FASB issued Statement of Accounting Standards No. 128, Earnings Per Share (SFAS 128). The Statement simplifies the standards for computing earnings per share ("EPS"). Additionally, the Statement requires dual presentation of the basic and diluted EPS on the face of the income statement and requires a reconciliation of the numerator and denominator of the diluted EPS calculation. TES plans to adopt the provisions of SFAS 128 in fiscal year 1998. Had the pronouncement been in effect at March 31, 1997, 1996 and 1995 basic and diluted EPS would have been $198.89 and $191.23 in 1997, $20.42 and $19.68 in 1996 and $(39.55) (both basic and diluted) in 1995, respectively.


Future Operations

     To provide for continued growth, TES plans to build a new facility on undeveloped land it currently owns. Management is currently negotiating an arrangement in which a facility will be constructed to TES's specifications and occupied under a sale-leaseback arrangement. Management expects that the lease will have a 15-year term and include a purchase option. The estimated cost of the facility is $1,600,000 which management expects to be completed by December 1997. The cost is expected to be funded through a combination of cash flows from operations and notes payable.

     Management believes that its traditional products will continue to generate sales revenue and that TES will continue to solve other problems for customers as they arise in their manufacturing processes. In addition, management believes that there is a great demand for products incorporating the electronic gearing technology and is designing various machines using the new technology including a multi-head button-hole machine, a multi-head button sewing machine, a felling machine, a single needle plain sewer and a heavy-duty spinning machine. In addition to revenues which may be generated from sale of products using the new technology, TES also expects to continue to develop additional license and royalty agreements with its customers and is currently in both formal and informal negotiations in this regard. While TES has signed one such agreement, management believes that other sewing machine manufacturers will license the technology to remain competitive with the initial licensee. Management intends to use these funds to market its traditional product line and to expand operations to ensure that all orders for the new technology are efficiently filled.

     As of June 30, 1997, TES had backlog orders it believes to be firm totaling approximately $418,000 for equipment using traditional technology. In addition, the Company has received indications of interest for additional orders totaling approximately $750,000 relating to products using the new electronic gearing technology upon completion of production models and for equipment using traditional technology. There is no assurance that these indications of interest will become firm orders.

     Although TES has no present acquisition agreements or arrangements, management may make strategic acquisitions in the future which may or may not be in related industries, using stock , cash, debt or a combination thereof. Depending on the terms of the acquisition, TES may need to incur additional indebtedness or issue equity securities to make any such acquisition. Management has not identified any particular targets nor does it expect to pursue any such arrangements until it has further developed applications of the electronic gearing technology.

     The Company believes that future results of operations will be influenced by a number of factors, including general economic conditions, dependence on key customers and market acceptance of new technology. Because of these factors, as well as other factors, historical results should not be relied upon as an indicator of future performance.


Inflation

     Inflation has not had a significant impact on TES's operations to date.



                               LEGAL PROCEEDINGS

     There are no material legal proceedings currently pending against TES or the Issuer.



                                   MANAGEMENT

Officers and Directors of the Issuer and TES


Name                  Position with the Issuer (1)    Position with TES
----                  ----------------------------    -----------------
William A. Tice       President, Chairman of the      President, Chairman of
                      Board, Director                 the Board, Director

Karen Ann Walton      Vice President, Secretary/      Vice President, Secretary/
                      Treasurer, Director             Treasurer, Director

Sarah Y. Sheppeard    Director                        Director

Billie Joe Clayton    Director                        Director
--------------------------------------------------------------------------------


(1)  All persons listed were appointed to such positions in 1996.

     Officers serve at the discretion of the Board of Directors. Directors hold office until the next annual meeting of shareholders and until their successors have been elected and accept office. Directors receive directors' fees of $300 per year.

     William A. Tice, age 52, has been President, Chairman of the Board and a director of TES since 1972 when he purchased the business from his father. Mr. Tice received an associate degree in Accounting and Business Administration from Knoxville Business College in 1974.

     Karen Ann Walton, age 37, has been Secretary and a director of TES since 1983, Treasurer from December 1983 to June 1986 and since July 1996 and an employee since 1978. She became General Manager and a Vice President in 1988. From June 1992 to March 1993, she also worked for Kimberly-Clark Corp assisting in relocating their accounts receivable department from Neenah, Wisconsin to Knoxville. Ms. Walton became a Licensed Public Accountant in 1989, but due to her employment with a single company has ceased maintaining the license. She received an Associates Degrees in Accounting and Computer Programming from Draughon's Junior College in Knoxville, Tennessee in 1986.

     Sarah Y. Sheppeard, age 41, has been a director of TES since 1995. She is currently a partner with the Knoxville law firm of Sheppeard & Swanson and has held such position since April 1994. Prior to forming her current firm, she was a partner with the Knoxville law firm of Sheppeard and Susano from 1989 to 1994. Prior to that, she was a sole practitioner since leaving Lockridge & Becker, P.C. in 1985. She received her J.D. from the University of Tennessee College of Law in 1979 and a B.S. also from the University of Tennessee in 1976.

     Billie Joe Clayton, age 61, recently became a director of TES and the Issuer. Mr. Clayton is currently the chief executive officer of Clayton Motors, Inc. and affiliated companies and has held such position since 1961. He is also a director and Vice Chairman of the Board of Clayton Homes, Inc. since 1985. He is a Regional Director for First Tennessee Bank.


Executive Compensation

     The following table sets forth the compensation of the President (the Chief Executive Officer) for the fiscal years ending March 31, 1997, 1996 and 1995. The Issuer has not paid any compensation.

                           Summary Compensation Table

                                                     Annual Compensation
                                       -----------------------------------------------
          Name and                                                    Other Annual
     Principal Position        Year    Salary ($)    Bonus ($)    Compensation ($) (1)
     ------------------        ----    ----------    ---------    --------------------
William A. Tice, President,    1997     105,000         -0-              58,097
  Chief Executive Officer      1996      75,000         -0-              29,600
                               1995      68,500         -0-              17,218
--------------------------------------------------------------------------------------

(1) Other annual compensation includes life insurance premiums on split dollar (for 1997, $46,228 and for 1996, $17,780), regular life insurance (for 1997, $9,695; for 1996, $9,695; and for 1995, $15,770), health insurance premiums (for 1997, $1,274; for 1996, $2,125; and for 1995, $1,448;) and
     401(k) Plan match (for 1997, $900) which is the same percentage of employer contribution match offered to other employees. TES provides Mr. Tice with the use of a 1989 Mercedes 420 SEL; he pays the expenses of operation. Mr. Tice also received interest on certain notes reflecting funds loaned to TES. See "Management -- Certain Transactions."

Compensation Committee Interlocks and Insider Participation in Compensation
---------------------------------------------------------------------------
Decisions
---------

     For all years referenced in the Summary Compensation Table, the two shareholders of TES, Bill Tice and Daisy Tice (his mother who was a director and shareholder of TES until her retirement in August 1995), determined executive compensation.

Certain Transactions
--------------------

     Management believes that all of the transactions listed below are at least as fair as a similar transaction with an unaffiliated third party would have been.

     During the last three years, Mr. Tice has loaned TES money on which debt he has received interest at a rate of 10% per annum. For fiscal years ending March 31, 1997, 1996 and 1995 he received interest totaling $7,322, $11,628 and $15,327 respectively. See "Management's Discussion and Analysis of Financial Condition."

     TES invested $1,245.25 in gold and silver certificates which subsequently declined in value by approximately $200. Mr. Tice purchased the certificates at the purchase price of $1,245.25 to avoid future losses by TES.

     Ms. Sheppeard is corporate counsel for the Issuer and TES and provides legal services to Mr. Tice from time to time.

     Mr. Clayton loaned TES $130,000 at an interest rate of 10% per annum and converted the principal and interest through December 15, 1996 into 44,990 Common Shares of the Issuer at a rate of $3.00 per share.

     John Burchill who is an employee and general manager of TES loaned TES $10,000 at an interest rate of 10% per annum and converted the principal and interest through December 15, 1996 into 3,491 Common Shares of the Issuer at a rate of $3.00 per share.

                      PRINCIPAL  AND SELLING SHAREHOLDERS
                      -----------------------------------

Management and 5% or Greater Shareholders
-----------------------------------------

     The following table sets forth information with respect to ownership of issued and outstanding stock and warrants of the Issuer by management and 5% or greater shareholders as of the date hereof:

                                                        Total Number of      Percent      Number of      Percent
                                                        Securities Owned       of         Registered      After
Name and Address            Title of Class                Beneficially      Class (1)       Shares       Sale (2)
----------------            ----------------              ------------      ---------     ----------     --------

William A. Tice (3)         Common Shares                    5,211,750            89%      1,302,937      67% (4)
7610 Breckenridge Lane      Class B Common Shares              750,000           100%            -0-
Knoxville, TN

Billie Joe Clayton (5)      Common Shares                       44,990             1%         44,990       0% (4)
817 Laurel Hill Road        Class B Common Shares                  -0-             0%            -0-
Knoxville, TN

Karen Ann Walton (6)        Common Shares                       15,000              *         15,000       0% (4)
7633 Breckenridge Lane      Class B Common Shares                  -0-             0%            -0-
Knoxville, TN

Total number of shares      Common Shares                    5,271,740            90%      1,362,927      67% (4)
owned by directors and      Class B Common Shares              750,000           100%            -0-
executive officers as a
group
-----------------------------------------------------------------------------------------------------------------

*Less than 1%

(1) These figures do not include Common Shares which may be issued upon the exercise of the Warrants, but do include Common Shares which may be issued upon exercise of employee options. See "Securities."

(2)  This is the percent of class of the Shares held by Selling
     Shareholders assuming all Shares offered are sold, all employee options are exercised and no Warrants are exercised.

(3) Mr. Tice is President, Chairman of the Board and a director of the Issuer and TES. See "Management." In addition, Mr. Tice intends to give a total of 75,000 of his Shares to his brother, sister, two sons and a daughter either outright or in trust.

(4) No Class B Common Shares will be registered or available for public sale by Selling Shareholders.

(5) Mr. Clayton became a director of the Issuer and TES in 1996. These are the Common Shares that Mr. Clayton received upon conversion of certain debt to equity. See "Management - Certain Transactions."

(6) Ms. Walton is Vice President, Secretary/Treasurer and a director of the Issuer and TES. See "Management." The shares listed are shares which Ms. Walton is entitled to receive if she exercises options she received as an employee of TES. The terms and conditions of the options are the same as for other employees who hold options. See "Securities."

Other Selling Shareholders
--------------------------

     The following table sets forth information with respect to ownership of the Issuer by Selling Shareholders (including employees who hold options to acquire Shares registered for resale hereunder) who are not part of management and hold less than 5% of the issued and outstanding shares of any class as of the date hereof. No person listed below owns any Class B Common Shares. In addition, the Issuer is registering 12,000 Common Shares which may be issued upon the exercise of options which the Issuer expects to grant to employees during the next 90 to 120 days.

                                         Total Number of    Percent   Number of    Percent
                                         Securities Owned     of      Registered    After
Name and Address         Title of Class    Beneficially    Class (1)    Shares    Sale (2)
----------------         --------------  ----------------  ---------  ----------  --------
Joseph Walker & Sons     Common Shares       238,470              4%     238,470        0%
88 Walker Creek Road
Walker, WV

John Garret (1)          Common Shares        19,284               *      19,284        0%
3518 Crown Point Road
Louisville, TN

Sam Baird (2)            Common Shares        10,000               *      10,000        0%
7713 Windsong Drive
Powell, TN

Greg Cunningham (2)      Common Shares        10,000               *      10,000        0%
6107 E. Emory Road
Knoxville, TN

Fred Pickell (1)         Common Shares         6,994               *       6,994        0%
700 Hill Avenue
Knoxville, TN

BHD Creations (1)        Common Shares         6,936               *       6,936        0%
P. O. Box 2832
Murfreesboro, TN

Gary Koontz (1)          Common Shares         6,865               *       6,865        0%
108 Hillcrest Avenue
Knoxville, TN

John B. Burchill (3)     Common Shares         3,991               *       3,991        0%
6433 Downridge Road
Knoxville, TN

Scott Brenneman (2)      Common Shares         3,000               *       3,000        0%
509 Hardwick Drive
Knoxville, TN

Randy Curington (2)      Common Shares         2,000               *       2,000        0%
P. O. Box 91
Corryton, TN

Larry Stipes (2)         Common Shares         2,000               *       2,000        0%
7505 John Road
Corryton, TN

Adriana Kay (2)          Common Shares           250               *         250        0%
5523 Jericho Lane
Knoxville, TN

----------------------------------------------------------------------------------------------

*less than 1%

(1) The Shares listed are shares which were received when the persons listed converted loans made to TES at a rate of $3.00 per share.

(2) The Shares listed are shares which may be received if employee options held by such persons are exercised. See "Securities."

(3) Of the Shares listed, 500 are Shares which Mr. Burchill may receive if he exercises options he received as an employee of TES and the remaining 3,491 shares are Shares received as a result of conversion of a loan by Mr. Burchill to TES at a rate of $3.00 per share. See "Securities."

     Joseph Walker and Sons, Inc. ("JWSI") began providing consulting services to TES in May of 1994. JWSI acted and acts as a business financial development advisor to TES in connection with the formation of the Issuer and other matters. Services included aid in the development of TES's business plan and in implementing business financial development plans. As consideration for the services, JWSI received an initial retainer fee of warrants to purchase stock equal to 4% of the stock of TES outstanding at the time of employment. The right to purchase the warrants at one cent for each share was earned at the end of the first year of employment and the warrants were issued on May 5, 1995. The value of the warrants ($4,859) was recorded as an expense in fiscal year 1996. JWSI exchanged the warrants for 238,470 Common Shares which constitute approximately 4% of the total issued and outstanding Common Shares. (By agreement with TES, JWSI converted all Class B Common Shares it was entitled to receive under its warrants to Common Shares.)

                              SECURITIES
                              ----------

Description of Capital Stock
----------------------------

     Common Shares. The Issuer is authorized to issue 30,000,000 Common Shares, par value $.01 per share, of which 5,838,780 shares were issued and outstanding as of the date of this Prospectus. There will be approximately 1,200 holders of the issued and outstanding Common Shares after the Distribution. However, William A. Tice currently owns 89% of the issued and outstanding Common Shares and together with his ownership of 100% of the Class B Common Shares controls the Issuer. See "Risk Factors - Continued Control by Holder of Class B Common Shares." See "Principal and Selling Shareholders." The holders of Common Shares of the Issuer are entitled to one vote per share on all entitled matters including the election of directors and do not have cumulative voting rights. With respect to the election of directors, holders of Common Shares (together with holders of Class D Common Shares and of any Preferred Shares with voting rights) voting as a separate class are entitled to elect 25% of the members of the Board of Directors of the Issuer. Holders of Class B Common Shares are entitled to elect the remaining directors. See "Risk Factors - Control By Holders of Class B Common Shares." Notwithstanding the foregoing, if, on the record date for any shareholders' meeting at which directors are to be elected, the number of issued and outstanding Common Shares, Class D Common Shares and voting Preferred Shares is less than 10% of the aggregate number of issued and outstanding voting shares of all classes, all directors will be elected by the holders of all voting shares voting together.

     The holders of Common Shares have a noncumulative $.05 per share annual dividend preference over non-stock dividends paid on Class B Common Shares (described below) from funds legally available for dividends when, as and if declared by the Board of Directors of the Issuer. See "Risk Factors - No Dividends." In addition, holders of Class B Common Shares may not receive any dividends unless holders of Common Shares receive a dividend per share at least equal to the dividend per share paid to holders of Class B Common Shares. Stock dividends may only be paid to holders of Common Shares in Common Shares and only if the same number of Class B Common Shares will be paid with respect to each outstanding Class B Common Share. The payment of dividends may also be subject to preferential or identical rights, if any, of the holders of other outstanding securities. See "Risk Factors - Possible Adverse Effects of Issuance of Preferred Stock." Common Shares or Class B Common Shares may not be combined or subdivided without at the same time making a proportionate combination or subdivision of the shares of the other of such classes.

     Holders of Common Shares are also entitled to share ratably in all of the assets of the Issuer available for distribution to holders of common shares (including Class B Common Shares and Class D Common Shares) upon liquidation, dissolution or winding up of the affairs of the Issuer subject to the preference of holders of Common Shares, but only to the extent of the par value of such Common Shares, and subject to any preferential rights of the holders of any other outstanding securities. See "Risk Factors - Possible Adverse Effects of Issuance of Preferred Stock." Common Shares do not have preemptive, subscription or conversion rights and are not subject to call or redemption (there are no applicable sinking fund provisions). All Common Shares now outstanding are fully paid and nonassessable.

     Class B Common Shares. In addition to Common Shares, the Issuer is authorized to issue 5,000,000 Class B Common Shares, $.01 par value per share, of which 750,000 shares were issued and outstanding as of the date hereof. See "Principal and Selling Shareholders." There is one holder of Class B Common Shares, William A. Tice. Holders of Class B Common Shares have the right to one noncumulative vote per share on all matters on which they are entitled to vote. For the election of directors, the holders of a majority of Class B Common Shares are entitled to elect 75% of the members of the Board of Directors. If, on the record date for any shareholders' meeting at which directors are to be elected, the number of issued and outstanding Common Shares, Class D Common Shares and voting Preferred Shares is less than 10% of the aggregate number of issued and outstanding voting shares of all classes, all directors will be elected by the holders of all voting shares voting together. If more than 90% of the aggregate number of issued and outstanding Common Shares, Class B Common Shares, Class D Common Shares and voting Preferred Shares are Class B Common Shares, the holders of a majority of Class B Common Shares will in practice be able to elect all of the members of the Board of Directors. See "Risk Factors - Control By Holder of Class B Common Shares."

     Holders of Class B Common Shares are entitled to receive dividends when, as and if declared subject to a non-cumulative $.05 per share annual dividend preference on each Common Share. See "Risk Factors - No Dividends." In addition, holders of Class B Common Shares may not receive any dividend unless holders of Common Shares receive a dividend per share at least equal to the dividend per share paid to holders of Class B Common Shares. Stock dividends may only be paid to holders of Class B Common Shares in Class B Common Shares and may only be paid in shares at all if the same number of Common Shares will be paid with respect to each outstanding Common Share. The payment of dividends may also be subject to preferential or identical rights, if any, of the holders of other outstanding securities. See "Risk Factors - Possible Adverse Effects of Issuance of Preferred Stock."

     Holders of Class B Common Shares are also entitled to share ratably in all of the assets of the Issuer available for distribution to holders of common shares (including Common Shares and Class D Common Shares) upon liquidation, dissolution or winding up of the affairs of the Issuer, subject to the preference of holders of Common Shares, but only to the extent of the par value of such Common Shares, and subject to any preferential rights of other shareholders. See "Risk Factors - Possible Adverse Effects of Issuance of Preferred Stock." Holders of Class B Common Shares have preemptive rights only as to Class B Common Shares. Class B Common Shares are not subject to call or redemption (there are no applicable sinking fund provisions). All Class B Common Shares now outstanding are fully paid and nonassessable.

     In addition, the Board of Directors must seek the approval of a majority of the holders of Class B Common Shares to grant rights to subscribe for, purchase or issue shares of authorized and unissued Class B Common Shares. Common Shares or Class B Common Shares may not be combined or subdivided without at the same time making a proportionate combination or subdivision of the shares of the other of such classes. Each share may also be converted into one Common Share at any time at the option of the holder.

     At this time, 100% of the issued and outstanding Class B Common Shares are owned by William A. Tice. See "Principal and Selling Shareholders." The holders of Class B Common Shares elect 75% of the directors and therefore Mr. Tice controls the Issuer. In addition, Mr. Tice held 89% of the issued and outstanding Common Shares by which ownership he controls decisions by holders of Common Shares as well. See "Risk Factors - Continued Control By Holder of Class B Common Shares."

     Class D Common Shares. Class D Common Shares are a convertible security created in order to secure highly motivated executive personnel for the Issuer and its subsidiaries and take the place of compensation stock options, although the Issuer remains authorized to issue stock options. There are 600,000 Class D Common Shares authorized at $.01 par value per share. Class D Common Shares are identical to Common Shares and have equal rights and privileges with Common Shares except as described below. Class D Common Shares are nontransferable. The Board of Directors, by resolution, may authorize the issuance of Class D Common Shares; provided that, each such resolution contains a formula under which the shares may be converted to Common Shares. In no case may the Board of Directors set any conversion rights which could result in the issuance of more than ten Common Shares for each Class D Common Share. At the close of business on the fifth anniversary of the date of a resolution authorizing the issuance of any Class D Common Shares, such issued and outstanding but unconverted shares will be deemed to have been converted at the rate of one Common Share for each such Class D Common Share. There are no issued and outstanding Class D Common Shares as of the date of this Prospectus.

     Preferred Shares. The Board of Directors of the Issuer, by resolution, has the authority to issue, in one or more series, up to 10,000,000 Preferred Shares. Such unissued shares will have such preferences, rights and limitations as are established by the Board of Directors except that the voting rights, if any, of one Preferred Share may not exceed the voting rights of one Common Share. See

"Risk Factors - Possible Adverse Effects of Issuance of Preferred Stock." There are no issued and outstanding Preferred Shares as of the date of this Prospectus.

     Common Stock Purchase Warrants. The Issuer has issued and outstanding 1,000,000 Common Stock Purchase Warrants, each Warrant entitling the holder to purchase one Common Share of the Issuer. The Warrants may be exercised at any time during the 24 month period beginning on the date of this Prospectus at an exercise price of $8.00 per share, subject to adjustment, by surrendering the Warrant to the Warrant Agent with the subscription properly completed and executed with payment of the exercise price. See "Risk Factors - Arbitrary Exercise Price." No fractional Common Shares will be issued in connection with the exercise of Warrants. The Issuer has no right to call the Warrants.

     If a holder of Warrants fails to exercise the Warrants prior to their expiration, the Warrants will expire and the holder will have no further rights with respect to the Warrants. If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance that a market for the Warrants will develop or continue. See "Risk Factors - No Assurance of Trading Market." If the Issuer is unable to qualify for sale the Common Shares underlying the Warrants (or the shares are exempt from qualification) in the states in which the various holders of the Warrants then reside, holder of the Warrants may have no choice but to let the Warrants expire. See "Risk Factors - Possible Inability to Exercise Warrants in Certain States."

     A holder of Warrants will not have any rights or privileges of a shareholder of the Issuer prior to exercise of such Warrants. The Issuer will keep available a sufficient number of authorized Common Shares to permit exercise of the Warrants. The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants will be subject to adjustment in the event of stock dividends, stock splits, combinations, reorganizations, subdivisions and reclassifications. No assurance can be given that the market price of the Issuer's Common Shares will exceed the exercise price at any time during the term of the Warrants.

     The Warrants were issued pursuant to a Warrant Agreement between the Issuer and Mid-America Bank of Louisville and Trust Company (the "Warrant Agent"). All descriptions of the Warrants are qualified in their entirety by reference to the Warrant Agreement which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

     Employee Stock Options. The Issuer granted options to purchase 42,750 Common Shares to eight of the employees of TES as of the date of this Prospectus. The Issuer expects to grant options to purchase 12,000 Common Shares in the next 90 to 120 days. The options may be exercised at any time during the 24-month period after issuance at an exercise price of $1.00 per share. The options are "nonqualified" options and the employees will have compensation income upon the exercise of the options to the extent of the difference between the exercise price and the fair market value of the Common Shares. The options are nontransferable except upon the employee's death. A holder of the options will not have any rights or privileges of a shareholder of the Issuer prior to exercise of the options. If the options are not exercised prior to expiration, the holder has no further rights.

Transfer Agent, Registrar and Warrant Agent
-------------------------------------------

     The transfer agent and registrar for the Common Shares and the Warrant Agent is Mid-America Bank of Louisville and Trust Company, P.O. Box 1101, Louisville, Kentucky 40201-1101.

                                   DIVIDENDS
                                   ---------

     The Issuer has not paid any dividends. In addition, TES historically has not paid dividends. It is expected that the capital requirements of TES will prevent payment of dividends in the near future. There is no guarantee that TES, and therefore the Issuer, will pay dividends in the future. See "Risk Factors - No Dividends" and "Possible Adverse Effects of Issuance of Preferred Stock."

                        LIABILITY AND INDEMNIFICATION OF
                             DIRECTORS AND OFFICERS
                             ----------------------

     Officers and directors of the Issuer are covered by certain provisions of the Delaware General Corporation Law and the Certificate of Incorporation and Bylaws of the Issuer, which serve to limit, and, in certain instances, to indemnify them against, certain liabilities which they may incur in such capacities.

Elimination of Liability in Certain Circumstances
-------------------------------------------------

     Delaware has enacted legislation which authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by the legislation, directors are accountable to corporations and their shareholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission by including certain provisions in its Certificate of Incorporation.

    The Issuer's Certificate of Incorporation limits the liability of its directors to the Issuer or its shareholders (in their capacity as directors, but not in their capacity as officers) to the fullest extent permitted by the legislation. Specifically, the directors of the Issuer will not be personally liable for monetary damages for breach of director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Issuer or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification
---------------

     The Issuer's Certificate of Incorporation provides that the Issuer indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers of the Issuer, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

     In addition, Section 7.1(a) of the Issuer's Bylaws provides that the Issuer must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Issuer) by reason of the fact that such person is or was a director, officer, employee or agent of the Issuer, or is or was serving at the request of the Issuer as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Issuer, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Issuer, and, with respect to any criminal action or proceeding, had reasonable cause to believe that this conduct was unlawful.

     Section 7.1(b) of the Issuer's Bylaws provides that the Issuer must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Issuer to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Issuer or is or was serving at the request of the Issuer as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Issuer, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Issuer unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     Section 7.1(d) of the Issuer's Bylaws provides that any indemnification under Sections 7.1(a) and (b) (unless ordered by a court) shall be made by the Issuer only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders of the Issuer. To the extent, however, that a director, officer, employee or agent of the Issuer has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith, without the necessity of authorization in the specific case under
Section 7.1(c).

     Under Section 7.1(e), expenses incurred by a director, officer, employee or agent of the Issuer in defending or investigating a threatened or pending action, suit or proceeding may be paid by the Issuer in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Issuer.

     The indemnification and advancement of expenses provided by or granted pursuant to the Issuer's Bylaws are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, contract, vote of shareholders or disinterested directors or otherwise, both as to action in official capacity and as to action in another capacity while holding such office, it being the Issuer's policy that indemnification of the persons specified in the Bylaws shall be made to the fullest extent permitted by law. The indemnification and advancement of expenses provided by, or granted pursuant to the Issuer's Bylaws shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or persons controlling the Issuer pursuant to the foregoing provisions, the Issuer has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

                                 LEGAL MATTERS
                                 -------------

     The Issuer has been advised with respect to certain legal aspects of the offering by Ogden Newell & Welch, 1200 One Riverfront Plaza, Louisville, Kentucky 40202.

                                    EXPERTS
                                    -------

     The financial statements of TES as of March 31, 1997 and for the year then ended and the financial statements of the Issuer as of March 31, 1997 and for the period from its inception (June 21, 1996) to March 31, 1997, included in this Prospectus and elsewhere in the Registration Statement, have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The financial statements of TES as of March 31, 1996 and 1995, and for each of the years in the two year period ended March 31, 1996 included in this Prospectus and elsewhere in the Registration Statement, have been included in reliance on the reports of Boring & Goins, P.C.,

Certified Public Accountants, given on the authority of that firm as experts in accounting and auditing.

     In early 1997, the Issuer and TES, pursuant to decisions by their Boards of Directors, engaged Coopers & Lybrand L.L.P. to perform the fiscal year 1997 audit while continuing to employ Boring & Goins, P.C. to provide accounting services for TES and the Issuer. Coopers & Lybrand was retained because of their additional expertise with public companies. Except for the going concern qualification which was removed by Boring & Goins as described elsewhere in the Prospectus, the reports of Boring of Goins for the past two years did not contain an adverse opinion, disclaimer, qualification or modification. There were no disagreements with Boring & Goins on any matter of accounting principles or practices, financial statement disclosure or auditing scope procedure.

     The appraised value of the shares of stock of the Issuer based on the March 31, 1997 financial statements and assuming the acquisition of TES by the Issuer (as described herein), included in this Prospectus and elsewhere in the Registration Statement, have been included in reliance on the valuation prepared by Norman Jones Enlow & Co., certified public accountants, given on the authority of that firm as experts.

                              FINANCIAL STATEMENTS
                              --------------------
                               TABLE OF CONTENTS
                               -----------------


                        Tice Engineering and Sales, Inc.
                   Years Ended March 31, 1997, 1996 and 1995

                             Tice Technology, Inc.
        For the Period June 21, 1996 (inception) through March 31, 1997


Tice Engineering and Sales, Inc.                                                    Page
--------------------------------                                                    ----

Independent Auditor's Report - June 13, 1997.....................................  F -  1
Independent Auditor's Report - April 22, 1997....................................  F -  2
Balance Sheets - March 31, 1997 and 1996.........................................  F -  3
Statements of Operations - For the years ended March 31, 1997, 1996 and 1995.....  F -  5
Statements of Stockholders' Equity - For the years ended
  March 31, 1997, 1996 and 1995..................................................  F -  6
Statements of Cash Flows - For the years ended March 31, 1997, 1996 and 1995.....  F -  7
Notes to Financial Statements....................................................  F -  8



Tice Technology, Inc.                                                                Page
---------------------                                                                ----
Independent Auditor's Report - May 30, 1997......................................  F - 20
Balance Sheet - March 31, 1997...................................................  F - 21
Statement of Operations and Accumulated Deficit - For the period June 21, 1996
  (inception) through March 31, 1997.............................................  F - 22
Statement of Cash Flows - For the period June 21, 1996 (inception)
  through March 31, 1997.........................................................  F - 23
Notes to Financial Statements....................................................  F - 24
Pro Forma Balance Sheet and Statement of Operations..............................  F - 26

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
Tice Engineering & Sales, Inc.

We have audited the accompanying balance sheet of Tice Engineering & Sales, Inc. (the Company) as of March 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tice Engineering & Sales, Inc. as of March 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                COOPERS & LYBRAND L.L.P.


Knoxville, Tennessee
June 13, 1997

REPORT OF INDEPENDENT ACCOUNTANTS


Tice Engineering and Sales, Inc.
Knoxville, Tennessee



We have audited the accompanying balance sheets of Tice Engineering and Sales, Inc. (the company) as of March 31, 1996 and 1995, and the related statements of income, stockholders' equity and cash flows for each of the two years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated May 23, 1996, which report contained an explanatory paragraph regarding the Company's ability to continue as a going concern, the Company has realized gains from the sale of assets, has retired a substantial portion of long-term and short-term debt and has entered into a license and royalty agreement with a sewing machine manufacturer. In light of the Company's improved financial condition, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer existed.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tice Engineering and Sales, Inc. as of March 31, 1996 and 1995, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.



Boring & Goins, P.C.
Knoxville, Tennessee
April 22, 1997

TICE ENGINEERING & SALES, INC.
Balance Sheets
As of March 31, 1997 and 1996


                                                    1997        1996
                                                             (Restated)
Assets

Cash and cash equivalents                        $  62,393   $    2,822
Accounts receivable                                 88,435      135,062
Prepaid expenses                                    48,408       28,291
Inventory, net                                     367,603      464,997
Deferred tax asset                                       -       10,500
                                                ----------   ----------

     Total current assets                          566,839      641,672

Property and equipment:
  Land                                             130,000      305,000
  Building and improvements                              -      449,885
  Equipment                                        521,574      558,531
  Vehicles                                         124,599      124,599
                                                ----------   ----------

     Total property and equipment                  776,173    1,438,015

Less accumulated depreciation                     (590,360)    (875,404)
                                                ----------   ----------

     Property and equipment, net                   185,813      562,611

Patents                                            159,432       91,657
Deferred tax asset                                       -      102,246
Note receivable - split dollar life insurance       64,008       17,780
Other assets                                        24,640       15,140
                                                ----------   ----------

     Total assets                               $1,000,732   $1,431,106
                                                ==========   ==========

  The accompanying notes are an integral part of these financial statements.

TICE ENGINEERING & SALES, INC.
Balance Sheets, Continued
As of March 31, 1997 and 1996



                                                                       1997        1996
                                                                                (Restated)
Liabilities and Stockholders' Equity

Notes payable to related parties                                    $217,542   $  129,116
Notes payable and current maturities of long-term debt               350,054      269,844
Accounts payable                                                     249,868      196,912
Accrued liabilities                                                    7,132       32,252
                                                                    --------   ----------
     Total current liabilities                                       824,596      628,124

Long-term debt, less current maturities                                    -      661,325
                                                                    --------   ----------

     Total liabilities                                               824,596    1,289,449


Commitments and contingencies (Notes 3, 4, 9 and 11)


Stockholders' equity:
  Capital stock, no par value, 2,000 shares authorized,
    750 shares issued and outstanding at March 31, 1997 and 1996       8,634        8,634
  Additional paid-in capital - 30 stock warrants                       4,859        4,859
  Retained earnings                                                  277,330      128,164
  Receivable from Tice Technology, Inc.                             (114,687)           -
                                                                  ----------   ----------

     Total stockholder's equity                                      176,136      141,657
                                                                  ----------   ----------

     Total liabilities and stockholders' equity                   $1,000,732   $1,431,106
                                                                  ==========   ==========

  The accompanying notes are an integral part of these financial statements.

TICE ENGINEERING & SALES, INC.
Statements of Operations
For the years ended March 31, 1997, 1996 and 1995

                                                       1997         1996         1995
                                                                 (Restated)   (Restated)

Operating revenues:
 Sales                                              $1,144,884   $1,239,666   $1,235,492
 Service                                                 2,397        2,892        4,362
 License fees                                          250,000            -            -
                                                    ----------   ----------   ----------

  Total operating revenues                           1,397,281    1,242,558    1,239,854

Operating expenses:
 Cost of revenues                                      814,587      699,293      712,142
 Research and development (net of reimbursements)      163,204       46,963       42,364
 Selling, general and administrative                   563,223      481,876      420,152
                                                    ----------   ----------   ----------

     Total operating expenses                        1,541,014    1,228,132    1,174,658
                                                    ----------   ----------   ----------

Operating income (loss)                               (143,733)      14,426       65,196

Other income (expense):
 Rental income                                          28,200       49,575       52,920
 Rental expense                                        (29,792)     (46,424)     (43,002)
 Gain on sale of fixed assets                          500,363      105,593            -
 Interest expense - related parties                    (16,830)     (11,628)     (15,326)
 Interest expense                                      (75,652)     (99,235)     (96,446)
 Other income (expense)                                   (644)       7,451        1,405
                                                    ----------   ----------   ----------

     Total other income (expense)                      405,645        5,332     (100,449)
                                                    ----------   ----------   ----------

Income (loss) before provision (benefit)
 for income taxes                                      261,912       19,758      (35,253)
Provision (benefit) for income taxes                   112,746        4,444       (5,591)
                                                    ----------   ----------   ----------

Net income (loss)                                   $  149,166   $   15,314   $  (29,662)
                                                    ==========   ==========   ==========

Earnings per share (Note 12):
 Pro forma primary earnings per share               $     0.00   $        -   $        -

  The accompanying notes are an integral part of these financial statements.

TICE ENGINEERING & SALES, INC.
Statements of Stockholders' Equity
For the years ended March 31, 1997, 1996 and 1995


                                                   Additional
                                                     Paid-in
                                         Capital  Capital-Stock    Retained
                                          Stock     Warrants       Earnings
                                                                  (Restated)

Balances, April 1, 1994                   $8,634         $    -    $142,512

 Net loss                                      -              -     (29,662)
                                          ------         ------    --------

Balances, March 31, 1995                   8,634              -     112,850

 Issuance of 30 common stock warrants          -          4,859           -

 Net income                                    -              -      15,314
                                          ------         ------    --------

Balances, March 31, 1996                   8,634          4,859     128,164

 Net income                                    -              -     149,166
                                          ------         ------    --------

Balances, March 31, 1997                  $8,634         $4,859    $277,330
                                          ======         ======    ========

  The accompanying notes are an integral part of these financial statements.

TICE ENGINEERING & SALES, INC.
Statements of Cash Flows
For the years ended March 31, 1997, 1996 and 1995

                                                                  1997         1996        1995
                                                                            (Restated)  (Restated)
Net cash flows from operating activities:
 Net income (loss)                                            $   149,166   $  15,314   $ (29,662)
 Adjustments to reconcile net income (loss) to net
  cash provided (used) by operating activities:
    Depreciation and amortization                                  35,683      51,887      51,994
    Increase in cash surrender value of life insurance             (9,500)    (14,250)          -
    Provision for inventory obsolescence                          120,000           -           -
    Gain on sale of property and equipment                       (500,363)   (105,593)          -
    Deferred income taxes                                         112,746       4,444      (5,591)
    Changes in operating assets and liabilities:
     Receivables                                                   46,626      75,782    (124,393)
     Prepaid expenses                                              11,884      (1,033)     (1,261)
     Inventory                                                    (22,606)   (137,702)    (35,485)
     Accounts payable and accrued liabilities                      53,058     128,349      16,758
                                                              -----------   ---------   ---------

        Net cash provided (used) by operating activities           (3,306)     17,198    (127,640)
                                                              -----------   ---------   ---------

Cash flows from investing activities:
 Purchases of property and equipment                              (10,974)    (37,257)     (4,957)
 Proceeds from disposal of property and equipment                 825,000     349,091           -
 Additions to patents                                             (72,323)    (60,319)    (31,757)
 Additions to note receivable - split dollar life insurance       (46,228)    (17,780)          -
 Advances made to Tice Technology, Inc.                          (114,687)          -           -
 Proceeds from sale of investments                                      -       1,245           -
                                                              -----------   ---------   ---------

        Net cash provided (used) by investing activities          580,788     234,980     (36,714)
                                                              -----------   ---------   ---------

Cash flows from financing activities:
 Proceeds from notes payable to related parties                   324,000      77,000      65,200
 Proceeds from notes payable and long-term debt                   940,201           -     225,000
 Principal payments on notes payable to related parties          (252,733)   (142,220)    (63,850)
 Principal payments on notes payable and long-term debt        (1,529,379)   (229,700)    (39,369)
                                                              -----------   ---------   ---------

        Net cash provided (used) by financing activities         (517,911)   (294,920)    186,981
                                                              -----------   ---------   ---------

        Net increase (decrease) in cash and cash equivalents       59,571     (42,742)     22,627

Cash and cash equivalents, beginning of period                      2,822      45,564      22,937
                                                              -----------   ---------   ---------

Cash and cash equivalents, end of period                      $    62,393   $   2,822   $  45,564
                                                              ===========   =========   =========

  The accompanying notes are an integral part of these financial statements.

TICE ENGINEERING & SALES, INC.

Notes to Financial Statements


1. Summary of Significant Accounting Policies and Other Disclosures

   General Information -- Tice Engineering & Sales, Inc. ("TES" or "the Company") provides engineering and technical solutions, generally through the development or enhancement of equipment for the apparel industry. TES researches, designs, develops and tests specialized high technology, garment production line stitching machines and related equipment, which, when patented, it manufactures for its own customers or licenses the technology to other manufacturers for their production.

   Tice Technology, Inc. ("TTI") was formed in June 1996, to serve as a holding company for TES. Upon the effective date of a registration statement, which TTI has filed with the Securities and Exchange Commission, TTI is expected to acquire all of the outstanding stock of the Company. In exchange for each share of the Company's outstanding stock, shareholders will receive 7,949 shares of TTI stock. In addition, it is anticipated that $265,680 of TES convertible debt will be converted to 88,560 shares of TTI common shares and TTI is expected to issue 300,000 common shares and 1,000,000 warrants to purchase TTI common shares to its statutory underwriter, Monogenesis Corporation, upon the effective date of the registration statement.

   Cash and Cash Equivalents -- The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less as cash equivalents.

   Trade Accounts Receivable and Concentrations of Credit Risk - TES considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. If amounts are determined by management to be potentially uncollectible, appropriate amounts will be charged to operations when that determination is made. The Company conducts a substantial portion of its business with three customers in the sewing industry (Note 7) with approximately $71,000 of total accounts receivable represented by these customers at March 31, 1997. The loss of any of these customers without replacement with comparable customers could materially affect TES's operations.

   Inventories -- Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out method.

   Property and Equipment -- Property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. The estimated useful life of building and improvements is 15-31.5 years, equipment 5-7 years, and vehicles 5 years. Routine repair and maintenance costs are expensed as incurred. Costs of major additions, replacements and improvements are capitalized. Gains and losses from disposals are included in operations.

   Patents -- Certain legal and other direct expenses incurred in order to obtain patents on company designed and manufactured parts have been capitalized at their cost to the Company. Amortization is calculated by the straight-line method over a seventeen year estimated useful life. Amortization expense totaled $4,548, $4,042 and $1,223 during the years ended March 31, 1997, 1996 and 1995, respectively.

   Note Receivable - Split Dollar Life Insurance -- The Company is paying premiums on a life insurance policy for an officer of the Company in a split dollar agreement with collateral assignment, whereby the premiums paid by the Company are to be repaid upon receipt of the policy proceeds by the officer's beneficiaries. The Company is not a beneficiary of the policy. Premiums paid by the Company totaled $46,228 and $17,780 in fiscal 1997 and 1996, respectively.

   Impairment of Long-Lived Assets -- In March 1995, the FASB issued Statement of Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which (i) requires that long-lived assets to be held and used be reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable (ii) requires that long-lived assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell, and (iii) provides guidelines and procedures for measuring impairment losses that are different from previously existing guidelines and procedures in that recoverability is assessed based on estimates of undiscounted expected future cash flows of the asset being evaluated. The Company adopted the provisions of Statement 121 in 1996. The adoption of Statement 121 did not have a material effect on the Company's financial position, results of operations or cash flows.

   Accounting for Stock Based Compensation -- On April 1, 1996, the Company adopted Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation (SFAS 123). In accordance with this Statement, the Company has recorded all stock-based compensation awarded to vendors at the fair value of the services received. As permitted by SFAS 123, the Company has chosen to apply APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for any stock-based compensation which may be awarded to employees or outside directors. The application of SFAS 123 has had no effect on the Company's financial position, results of operations, or cash flows as of March 31, 1997.

   Earnings Per Share -- In February 1997, the FASB issued Statement of Accounting Standards No. 128, Earnings Per Share (SFAS 128). The Statement simplifies the standards for computing earnings per share (EPS). Additionally, the Statement requires dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of the numerator and denominator of the diluted EPS calculation. TES plans to adopt the provisions of SFAS 128 in fiscal year 1998. Had the pronouncement been in effect at March 31, 1997, 1996 and 1995, basic and diluted EPS would have been $198.89 and $191.23 in 1997; $20.42 and $19.68 in 1996; and $(39.55)
   (both basic and diluted) in 1995, respectively.

Reclassifications - Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform to the 1997 presentation. The following amounts were reclassified in the statement of operations:

     1996
     ----

                                                         As Originally       As           Increase
                                                            Reported    Reclassified     (Decrease)
     Revenues                                              $1,392,558    $1,242,558      ($150,000)
     Cost of revenues                                         450,937       699,293        248,356
     Research and development                                      --        46,963         46,963
     Selling, general and administrative (1)                       --       481,876        481,876
     Expenses                                                 968,760            --       (968,760)
     Rental expense                                                --        46,424         46,424
     Interest expense                                         110,863        99,235        (11,628)
     Interest expense - related parties                            --        11,628         11,628
     Interest income                                              176            --            176
     Other income (loss)                                        7,275         7,451           (176)

     (1)  Includes restatement for warrants (see Note 14)


     1995
     ----

     Revenues                                              $1,389,854    $1,239,854      ($150,000)
     Cost of revenues                                         498,000       712,142        214,142
     Research and development                                      --        42,364         42,364
     Selling, general and administrative                           --       420,152        420,152
     Expenses                                                 869,660            --       (869,660)
     Rental expense                                                --        43,002         43,002
     Interest expense                                         111,772        96,446        (15,326)
     Interest expense - related parties                            --        15,326         15,326
     Interest income                                              618            --           (618)
     Other income                                                 787         1,405            618

     Research and Development Costs -- Research and development ("R&D") costs, including work performed under contracts to perform R&D for others (development agreements), are expensed as incurred, net of reimbursements each year (Note 8).

     Receivable From Tice Technology, Inc. -- During fiscal 1997, TES advanced TTI funds for organization and registration expenses. It is anticipated that the advances will be eliminated during the consolidation of the two companies upon the effective date of TTI's registration statement and, accordingly, the amount advanced to TTI has been reflected as a reduction in stockholders' equity in the accompanying financial statements.

1. Summary of Significant Accounting Policies and Other Disclosures, continued

    Income Taxes -- The asset and liability method is used in accounting for income taxes, whereby deferred tax assets and liabilities are determined based upon the differences between financial reporting and tax bases of assets and liabilities and are measured based on enacted tax rates and laws when the differences are expected to reverse.

    Revenue Recognition and Deferred Revenue -- The Company generally recognizes revenue at the time related products are shipped or at the time services are rendered. License fees and related royalties are recognized as earned based on sales of equipment by the manufacturer using the Company's technology.

    Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  Inventories

     Inventories at March 31 consist of:


                                                    1997        1996
          Raw materials                           $ 306,920   $278,735
          Work in process                           124,810    141,994
          Finished goods                             55,873     44,268
                                                  ---------   --------

                                                    487,603    464,997
          Reserve for obsolescence                 (120,000)      -
                                                  ---------   --------

          Inventory, net                          $ 367,603   $464,997
                                                  =========   ========

    Management recorded the obsolescence reserve in 1997 as a result of the Company's redirection of focus to new technology. The Company believes that the remaining traditional product line included in inventory is salable and that no additional reserve is necessary.

3.  Notes Payable to Related Parties

    Notes payable to related parties consist of the following at March 31:

                                                                             1997        1996
    Notes payable to an officer, dated March 30, 1996 to March 31,
    1997; renewable every 90 days; interest at 10%; principal
    and interest of $47,669 due September 10, 1997 with
    remaining amounts due September 24, 1997; subordinate to
    all other debt.                                                        $ 67,706     $129,116

    Notes payable to employee and outside director (business
    associates), dated June 24, 1996 to August 23, 1996;
    renewable every 90 days; interest at 10%; principal and
    interest due July 27, 1997.  The notes, including interest accrued through December 15, 1996, are convertible to shares of common stock of TTI at $3 per share upon the effective
    date of the TTI registration statement (Note 1).  Interest
    accrued after December 15, 1996, will be paid in cash.                  149,836         -
                                                                           --------     --------

                                                                           $217,542     $129,116
                                                                           ========     ========

    An officer and majority stockholder of the Company has personally guaranteed $139,124 of the
    $149,836 notes payable to business associates.

4.  Notes Payable and Long-Term Debt

    Notes payable and long-term debt consist of the following at March 31:

                                                                             1997        1996
    Note payable to a bank, dated March 28, 1996, interest at
    9.5% payable monthly, due on demand, collateralized by
    accounts receivable, furniture, fixtures and equipment,
    personally guaranteed by an officer and majority stockholder.
                                                                           $   -        $400,000

    Note payable to a bank, dated July 11, 1994, originally due
    November 11, 1994, renewable every 120 days, renewed to
    October 11, 1996, interest at bank index rate plus 1%,
    payable monthly, personally guaranteed by an officer and
    majority stockholder.                                                      -         225,000

    Note payable to an individual, dated February 29, 1986,
    interest at 10%, principal and interest of $6,343 due monthly through August 2001, shopping center and property pledged
    as collateral.                                                             -         306,169


                                                                                                  1997        1996
    Note payable to a bank, dated April 25, 1996, original maturity date of May
    27, 1996, extended to August 25, 1997, interest at 9.25% payable monthly, vehicle pledged as collateral, personally guaranteed by an officer and
    majority stockholder.                                                                         20,000       -


    Note payable to a bank, dated August 31, 1996, monthly
    payments of $4,712 with final payment due August 30, 1997, interest at prime plus 1%, undeveloped real property and life
    insurance policy pledged as collateral, personally guaranteed                                206,803       -
    by an officer and majority stockholder.


    Notes payable to individuals (business associates) dated June 18, 1996 to
    August 29, 1996, renewable every 90 days, interest at 10%, principal and interest due July 27, 1997. The notes, including interest accrued through
    December 15, 1996, are convertible to shares of common stock of TTI at $3 per share upon the effective date of the TTI registration statement (Note 1).
    Interest accrued after December 15, 1996, will be paid in cash.                              123,251       -
                                                                                                --------    --------
                                                                                                 350,054     931,169

    Less current maturities                                                                      350,054     269,844
                                                                                                --------    --------
    Long-term debt, less current maturities                                                     $   -       $661,325
                                                                                                ========    ========

  An officer and majority stockholder of the Company personally guarantees $42,838 of the $123,251 notes payable to business associates.

5. Income Taxes

   The provision (benefit) for income taxes for the periods ended March 31, 1997, 1996 and 1995, is comprised of:

                                                        1997                1996             1995

   Current income tax expense (benefit):
       Federal                                         $   -               $  -           $  -
       State                                               -                  -              -

    Deferred income tax expense (benefit)
      attributable to temporary differences
      and change in valuation allowance:
       Federal                                           23,561             (4,708)          (472)
       State                                              5,712             (1,883)          (188)

     Deferred income tax expense (benefit)
      attributable to utilization of net operating
      loss carryforwards and change in valuation
      allowance:
       Federal                                           77,410              7,883         (3,523)
       State                                              6,063              3,152         (1,408)
                                                       --------            -------        --------

          Total expense (benefit)                      $112,746            $ 4,444        $(5,591)
                                                       ========            =======        ========

   The components of temporary differences and the approximate tax effects that give rise to the Company's net deferred tax asset at March 31, 1997 and 1996, are as follows:


                                                                 1997            1996
   Current:
     Deferred tax asset:
      Net operating loss carryforwards                        $ 12,350        $ 10,500
          Valuation allowance                                  (12,350)           -
                                                             ---------        --------
          Total current asset                                 $   -           $ 10,500
                                                             =========        ========

   Long-term:
     Section 263A cost of ending inventory                      24,440        $ 23,662
      Inventory reserves                                        31,200            -
      Net operating loss carryforwards                           -              78,584
                                                              --------        --------
                                                                55,640        $102,246
     Valuation allowance                                       (55,640)           -
                                                             ---------        --------
          Total long-term asset                              $    -           $102,246
                                                             =========        ========

    During 1997, the Company recorded a valuation allowance totaling $67,990 which is maintained against deferred tax assets which the Company has not determined will be more likely than not realizable at this time.

    The provision (benefit) for income taxes at March 31 differs from the "expected" income tax expense (computed by applying the U.S. corporate income tax rate of 21%) as a result of the following:

                                                            1997     1996     1995
    Computed "expected" tax expense (benefit)            $ 55,002   $2,297  $(4,449)
    State income taxes, net of federal income taxes        13,096      766   (1,483)
    Permanent differences                                     450    1,381      341
    Utilization of state NOLs not previously recorded     (23,792)       -        -
    Change in valuation allowance                          67,990        -        -
                                                         --------   ------  -------

         Provision (benefit) for income taxes            $112,746   $4,444  $(5,591)
                                                         ========   ======  =======

    At March 31, 1997, the Company had net operating loss carryforwards of approximately $23,000 and $124,000 for federal and state purposes, respectively, available to offset future taxable income. These carryforwards will expire, if not utilized, in 2015.

    At March 31, 1997, the carrying value of inventory for tax purposes was approximately $94,000 higher than reported in the financial statements due to the addition of IRS code section 263(a) costs to inventory for tax purposes.


6.  Sale of Rental Property

    On September 30, 1996, TES sold rental property with a book value of $356,112 for $825,000 cash plus an eight-month lease which allows the Company to continue to occupy space in the property rent-free through May 1997. After May 31, 1997, the Company can continue to occupy space for $4,000 per month on a month-by-month basis. The value of the eight-month initial lease of $32,000 was included in the selling price of the property and recorded on the balance sheet as prepaid rent. The Company has recorded six months of rent expense totaling $24,000, during the period ended March 31, 1997. The balance of prepaid rent of $8,000 is included in prepaid expenses in the accompanying balance sheet.

7.  Major Customers and Export Sales

    For the years ended March 31, 1997, 1996, and 1995, sales to the major customers of the Company approximated the following:


                             1997                    1996                   1995
                       ---------------          ---------------        ---------------
    Sales            Sales    % of Sales      Sales    % of Sales    Sales    % of Sales
    Company 1      $376,000      33%         $582,000      47%      $197,000      16%
    Company 2       368,000      32%          272,000      22%       395,000      32%
    Company 3        82,000       7%          136,000      11%             -       -

    Approximately 6%, 4% and 4% of the Company's sales were export sales in fiscal 1997, 1996 and 1995, respectively. All export sales are paid with an irrevocable letter of credit drawn on U.S. funds, therefore, there are no gains or losses included in operations related to foreign currency exchanges.


8.  Research and Development Costs and Joint Development Agreement

    Research and development costs consist of the following approximate amounts at March 31:

                                                      1997       1996        1995
         Salaries                                   $108,000  $ 151,000   $ 134,000
         Travel                                        5,000      1,000       4,000
         Insurance                                     3,000      6,000       5,000
         Payroll taxes                                 4,000     12,000       9,000
         Telephone                                     3,000      2,000       2,000
         Utilities                                     1,000      1,000       1,000
         Materials                                    39,000     16,000      37,000
         Legal and patent fees                             -      8,000           -
                                                    --------  ---------   ---------

                                                     163,000    197,000     192,000
         Less reimbursements                               -   (150,000)   (150,000)
                                                    --------  ---------   ---------

                                                    $163,000  $  47,000   $  42,000
                                                    ========  =========   =========

    In December 1994, the Company entered into an agreement with a denim clothing manufacturer to develop a specialized sewing machine for the manufacture of jeans. This agreement was accounted for by the Company in accordance with SFAS 68. The manufacturer reimbursed the Company a total of $300,000 for research and development costs, providing $150,000 in both fiscal 1996 and 1995. TES incurred total costs related to this agreement of $41,903, $160,633 and $150,468 in fiscal 1997, 1996 and 1995, respectively, which are included in the research and development costs above.

8. Research and Development Costs and Joint Development Agreement, continued

     Under the terms of the agreement, the denim clothing manufacturer will have exclusive rights to purchase specialized sewing machines for an initial period of two years from the date of shipment of the first production machine. After the initial two year period, in order to maintain its exclusive rights, the manufacturer must purchase certain minimum quantities. In the event the Company sells the machines to a third party during this two-year period, the Company is required to pay royalties to the manufacturer at the rate of 4% of gross selling price up to the total amount reimbursed to the Company ($300,000) for research and development costs, plus 10% interest. The Company has sold no machines to third parties as of March 31, 1997. Under no circumstances is any portion of the reimbursement refundable. The equipment related to this agreement is in the first generation prototype stage and is considered to be seventy-five percent (75%) complete. In November 1996, the manufacturer requested that developmental activities under the agreement temporarily cease. As of June 13, 1997, the Company had not received an answer from the manufacturer with regards to their continued participation in the joint development agreement. The Company is currently in the planning process for resuming development of the machine with or without the participation of the manufacturer.


9.   License and Royalty Agreement

     In June 1996, the Company entered into a nonexclusive license and royalty agreement with a sewing machine manufacturer to use the electronically geared sewing machine technology developed and patented by the Company. Under the terms of the agreement, the manufacturer paid the Company $250,000 upon sales of the first class of machine built by the manufacturer using the technology. This amount is included in operating revenues in the accompanying statement of operations. In addition, the manufacturer will pay the Company an additional $250,000 plus 2% of the sales price for sales of each class of sewing machine produced and sold by the manufacturer using the Company's technology. The manufacturer has no obligation to apply the Company's technology to additional classes of industrial sewing machines. Subsequent to year-end, the Company received an additional $250,000 under the agreement for the second class of machine.


10.  401(k) Plan

     The Company's 401(k) plan was established in fiscal 1997 and is available to all full-time and part-time employees who have completed six months of continuous employment with the Company. The Company makes a discretionary matching contribution which is determined by the Board of Directors at the beginning of each plan year. The matching contribution vests at 20% per year over a five year period. Each year, employees must work a minimum of 1,000 hours. Vesting at the plan start date is retroactive to the date of employment for individuals employed by TES prior to the plan start date. The Company made its initial contribution of approximately $5,000 in fiscal 1997.

11.  Stock Warrants

     On May 5, 1995, the Company issued thirty stock warrants, valued at $4,895, to Joseph Walker & Sons, Inc. as a retainer for consulting services provided to the Company in connection with a plan of reorganization. Remaining amounts due Joseph Walker & Sons, Inc. were either paid or are recorded as payable and have been expensed in the year services were performed. The warrants can be converted to thirty shares of TES stock at an exercise price of $1 per share on or before May 5, 2005. Upon registration of TTI's common shares with the Securities and Exchange Commission, the thirty warrants will be converted into 238,470 TTI Common Shares which would continue to represent a 4% ownership interest in the Company.


12.  Historical and Pro Forma Earnings Per Share

     Historical primary earnings (loss) per share were $191.23, $19.68 and ($39.55) in fiscal 1997, 1996 and 1995, respectively, and were computed by dividing net income (loss) applicable to common stock by the common and common equivalent shares outstanding during each period. Common equivalent shares were the 30 warrants issued to Joseph Walker & Sons, Inc. in 1995. The historical amounts have been computed for fiscal years 1997, 1996 and 1995 based on the assumed weighted average number of shares outstanding of 780, 778 and 750 shares, respectively.

     The convertible debt issued by the Company in 1996 was not considered a common stock equivalent at the time of issue and has not been included for purposes of calculating fully diluted earnings per share because it is anti-dilutive.

     Pro forma earnings per common share for fiscal 1997 was computed by dividing net income applicable to common stock as increased by $17,900 for the add back of interest expense on the converted indebtedness and as decreased by compensation expense of $136,875 for grant of options to employees by the pro forma shares which are to be outstanding upon effectiveness of the registration statement (excluding those related to the offering), assuming such shares were outstanding at April 1, 1996, and are comprised of the following:

                                                                Pro forma
                                                                  Shares

         Conversion of 750 common shares outstanding            5,961,750
         Conversion of 30 warrants outstanding                    238,470
         Common equivalent shares for 54,750 options granted       39,107
         Shares converted for debt outstanding                     88,560
                                                                ---------

            Pro forma shares assumed outstanding                6,327,887
                                                                =========

13.  Supplemental Disclosure of Cash Flow Information


                                              1997        1996       1995
     Cash paid during the period for:
       Interest                              $67,240     $94,551    $96,446

     Noncash investing and financing activities:

       In fiscal 1996, the Company issued 30 common stock warrants in exchange for consulting services valued at $4,859.

       In fiscal 1997, 1996, and 1995, the Company converted $25,222, $11,628, and $15,326, respectively, of accrued interest into notes payable to business associates and officers.

       In fiscal 1997, the Company received eight months free rent included in the sale of the shopping center and related property. The rent was valued at $32,000 and was recorded by the Company as prepaid rent at the time of the sale.


14.  Restatement of Financial Statements

     In fiscal 1996, when the Company originally issued warrants to Joseph Walker & Sons, Inc., they recorded an addition to equity and a corresponding receivable from TTI rather than expensing the cost when incurred. In addition, the Company originally accounted for income taxes in fiscal 1996 and 1995 under Accounting Principles Board (APB) Opinion 11 rather than under SFAS 109 as required. The Company has restated its financial statements for the years ended March 31, 1996 and 1995, and the auditors reissued their report on April 22, 1997.

     The impact of these adjustments on the Company's financial results for fiscal 1996 and 1995 as originally reported is as follows:

                                            1996                          1995
                                  As Reported  As Restated      As Reported  As Restated
                                  -----------  -----------      -----------  ------------
Net income                         $ 14,299     $ 15,314         $154,393     $(29,662)
Earnings per share (Note 12)       $  18.38     $  19.68         $ 205.86     $ (39.55)
Retained earnings                  $199,605     $128,164         $185,306     $112,850

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
Tice Technology, Inc.

We have audited the accompanying balance sheet of Tice Technology, Inc. (the Company) as of March 31, 1997, and the related statements of operations and accumulated deficit, and cash flows for the period June 21, 1996 (inception) through March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tice Technology, Inc. as of March 31, 1997, and the results of its operations and its cash flows for the period June 21, 1996 (inception) through March 31, 1997, in conformity with generally accepted accounting principles.


                                       COOPERS & LYBRAND L.L.P.

Knoxville, Tennessee
May 30, 1997

TICE TECHNOLOGY, INC.
Balance Sheet
As of March 31, 1997


Assets


Current assets:
Cash and cash equivalents                                        $   7,000
                                                                 ---------

Total current assets                                             $   7,000
                                                                 =========


Liabilities and Stockholders' Deficit

Current liabilities:
 Payable to Tice Engineering & Sales, Inc.                       $ 114,687
                                                                 ---------

     Total current liabilities                                     114,687
                                                                 ---------


Commitments and contingencies (Note 5)


Stockholders' deficit:
 Common shares, par value $.01, 30,000,000 shares authorized,
  none issued or outstanding                                             -
 Class B common shares, convertible, par value $.01, 5,000,000
  shares authorized, none issued or outstanding                          -
 Class D common shares, convertible, par value $.01, 600,000
  shares authorized, none issued or outstanding                          -
 Preferred shares, par value $.01, 10,000,000 shares authorized,
  none issued or outstanding                                             -
 Accumulated deficit                                              (107,687)
                                                                 ---------

     Total stockholders' deficit                                  (107,687)
                                                                 ---------

     Total liabilities and stockholders' deficit                 $   7,000
                                                                 =========

  The accompanying notes are an integral part of these financial statements.

TICE TECHNOLOGY, INC.
Statement of Operations and Accumulated Deficit
For the period June 21, 1996 (inception) through March 31, 1997




Revenue                                        $       -


Organization and registration expense            107,687
                                               ---------

Net loss                                        (107,687)

Balance on June 21, 1996 (inception)                   -
                                               ---------

Accumulated deficit at March 31, 1997          $(107,687)
                                               =========

  The accompanying notes are an integral part of these financial statements.

TICE TECHNOLOGY, INC.
Statement of Cash Flows
For the period June 21, 1996 (inception) through March 31, 1997




Net cash flows from operating activities:
  Net loss                                                            $(107,687)
                                                                      ---------

     Net cash used by operating activities                             (107,687)
                                                                      ---------

Net cash flows from financing activities:
  Advances from Tice Engineering & Sales, Inc                           114,687
                                                                      ---------

     Net cash provided by financing activities                          114,687
                                                                      ---------

Change in cash and cash equivalents                                       7,000

Cash and cash equivalents, beginning of period                                -
                                                                      ---------

Cash and cash equivalents, end of period                              $   7,000
                                                                      =========

  The accompanying notes are an integral part of these financial statements.

TICE TECHNOLOGY, INC.

Notes to Financial Statements

1.   Summary of Significant Accounting Policies

     Nature of Business -- Tice Technology, Inc. ("the Company"), a Delaware corporation, was formed on June 21, 1996, to acquire and hold all of the issued and outstanding stock of Tice Engineering & Sales, Inc ("TES"). Upon effectiveness of TTI's registration statement and closing, all of the TES shares will be exchanged for shares of TTI. TES provides engineering and technical solutions for the apparel industry. As of and for the year ended March 31, 1997, TES had assets of $1,000,732, revenue of $1,397,281, and net income of $149,166. The Company's only activity to date has been in conjunction with the incorporation and registration process.


2.   Summary of Significant Accounting Policies and Other Disclosures

     Organization and Registration Expense -- Organization and registration expense represents legal, consulting and accounting costs related to the proposed reorganization of TES and the registration of the Company's securities.

     Cash and Cash Equivalents -- The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less as cash equivalents.


3.   Related Company

     Tice Technology, Inc. will acquire all of the issued and outstanding stock and all the outstanding warrants and options of TES, a Tennessee corporation, in exchange for stock and warrants of the Company when the Company's registration statement becomes effective. The Company's management is the same as that of TES.


4.   Capital Stock

     The Company has authorized three classes of common stock and one class of preferred stock with none issued or outstanding at March 31, 1997. The Common Shares (or "Common Stock") entitle holders to one vote per share on all entitled matters including the election of directors. Holders of the Common Stock are entitled to elect twenty-five percent (25%) of the Board of Directors with Class B Shareholders entitled to elect the remaining seventy-five percent (75%). In addition, holders of Common Stock have a non-cumulative $0.05 per share annual dividend preference over any non-stock dividends paid on Class B Common Shares. Common Stockholders also receive preference over Class B Common Shareholders upon issuance of stock dividends. Class D Common Shares are convertible securities expected to be used as a form of employee compensation. These shares are nontransferable once issued and are convertible into no more than ten Common Shares for each Class D Common Share. The conversion rate will be based on agreements with employees to which the Class D shares are issued. Class D Shares are automatically converted to Common Shares after five years.

     The Preferred Shares will have preferences, rights and limitations as established by the Board of Directors except that voting rights, if any, of one Preferred Share may not exceed the voting rights of one Common Share.


5.   Commitments and Contingencies

     When the filed registration statement becomes effective, the Company will acquire all of the issued and outstanding stock of TES from the shareholders of TES in exchange for 5,450,220 shares of Common Stock and 750,000 Class B Common Shares. In addition, Monogenesis Corporation will purchase 300,000 shares of Common Stock and 1,000,000 warrants to purchase Common Stock at par value ($.01). A portion of the shares and warrants will be distributed to Monogenesis shareholders. Each warrant entitles the holder to purchase one share of Common Stock of the Company at an exercise price of $8.00. In addition, the Company will issue 88,560 shares of Common Stock at a conversion price of $3 per share to holders of $265,680 of TES convertible debt. Also, 54,750 shares of Common Stock may be issued upon the exercise of options granted to employees of TES upon the effective date of the registration statement at an exercise price of $1 per share. Based upon an initial share value of $3.50, the issuances to Monogenesis and the granting of the options will give rise to offering expense of $1,047,000 and compensation expense of approximately $136,000.

     The Company will follow Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation (SFAS 123). In accordance with this Statement, the Company will record all stock based compensation awarded to vendors at the fair value of the services received. As permitted by SFAS 123, the Company will apply APB Opinion 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for any stock based compensation awarded to employees or outside directors.

                     Tice Technology, Inc. and Subsidiary
            Pro Forma Financial Statements (Unaudited) Introduction


     The pro forma financial statements are included to show the expected effects on the balance sheets and statements of operations of Tice Technology, Inc. (the "Issuer") and Tice Engineering & Sales, Inc. ("TES") of certain events which are to occur after the balance sheet date and on the effective date of the registration statement. These are (i) the exercise of the warrants by Joseph Walker & Sons, Inc. ("JWSI"); (ii) the reorganization in which the shareholders of TES exchange all of the outstanding stock of TES for 5,450,220 Common Shares (5,211,750 to Mr. Tice and 238,470 to JWSI) and 750,000 Class B Common Shares at which time TES will become a wholly-owned subsidiary of the Issuer; (iii) the conversion of $265,680 of debt of TES to 88,560 Common Shares of the Issuer at an exercise price of $3 per share; (iv) the issuance of 300,000 Common Shares and 1,000,000 warrants to purchase Common Shares of the Issuer to Monogenesis Corporation for $13,000; and (v) the issuance of options to employees of TES to purchase up to 54,750 Common Shares of the Issuer with an exercise price of $1 per share.

     The pro forma financial statements have been prepared by management of the Company and may not be indicative of the financial position or results that actually would have occurred if the aforementioned transactions had taken place on the dates indicated or which may be obtained in the future.

                     Tice Technology, Inc. and Subsidiary
                      Pro Forma Balance Sheet (Unaudited)

                                                           Issuer         TES                           Issuer and
                                                           Balance      Balance                         Subsidiary
                                                            Sheet        Sheet         Pro Forma        Pro Forma
                                                          03/31/97     03/31/97       Adjustments     Balance Sheet
                                                          ---------   -----------   ----------------  --------------
Assets
Cash and cash equivalents                                 $   7,000    $   62,393   $      3,000 (1)     $    82,423
                                                                                              30 (2)
                                                                                          10,000 (3)
Accounts receivable                                               0        88,435                             88,435
Prepaid expenses                                                  0        48,408                             48,408
Inventory, net                                                    0       367,603                            367,603
                                                          ---------    ----------                        -----------
          Total current assets                                7,000       566,839                            586,869

Property and equipment                                            0       776,173                            776,173
Less accumulated depreciation                                     0      (590,360)                          (590,360)
                                                          ---------    ----------                        -----------
          Property and equipment, net                             0       185,813                            185,813

Patents                                                           0       159,432                            159,432
Note receivable - split dollar life insurance                     0        64,008                             64,008
Other assets                                                      0        24,640                             24,640
                                                          ---------    ----------                        -----------
          Total assets                                    $   7,000    $1,000,732                        $ 1,020,762
                                                          =========    ==========                        ===========

Liabilities & Stockholders' Equity

Notes payable to related parties                          $       0    $  217,542      (145,770) (4)          71,772
Notes payable & current maturities of long-term debt              0       350,054      (119,910) (4)         230,144
Due to TES                                                  114,687             0      (114,687) (5)               0
Accounts payable                                                  0       249,868                            249,868
Accrued liabilities                                               0         7,132                              7,132
                                                          ---------    ----------                        -----------
          Total liabilities                                 114,687       824,596                            558,916

Stockholders' Equity:
     Capital stock                                                0         8,634        (8,634) (6)               0
     Common Shares                                                0             0         52,117 (6)          58,388
                                                                                           2,385 (2)
                                                                                             886 (4)
                                                                                           3,000 (1)

     Class B Common Shares                                        0             0          7,500 (6)           7,500
     Class D Common Shares                                        0             0                                  0
     Preferred Shares                                             0             0                                  0
     Additional paid in capital                                   0             0       (50,983) (6)       1,454,470
                                                                                           2,504 (2)
                                                                                         309,074 (4)
                                                                                       1,047,000 (1)
                                                                                          10,000 (3)
                                                                                         136,875 (7)

     Additional paid in capital - 30 stock warrants               0         4,859        (4,859) (2)               0
     Due from the Issuer                                          0      (114,687)       114,687 (5)               0
     Retained earnings (accumulated deficit) (8)           (107,687)      277,330    (1,047,000) (1)      (1,058,512)
                                                                                        (44,280) (4)
                                                                                       (136,875) (7)
                                                          ---------    ----------                        -----------
          Total stockholders' equity                       (107,687)      176,136                            461,846
                                                          ---------    ----------                        -----------
          Total liabilities & stockholders' equity        $   7,000    $1,000,732                        $ 1,020,762
                                                          =========    ==========                        ===========

See notes to pro forma balance sheet (unaudited).

                 Tice Technology, Inc. and Subsidiary Notes to
                      Pro Forma Balance Sheet (Unaudited)

(1) To reflect issuance of 300,000 Common Shares to Monogenesis for $3,000 cash and services with a fair value of $1,047,000.

(2) To reflect issuance of 30 shares of TES capital stock for 30 warrants held by JWSI for an exercise price of $1.00 per share and exchange of the 30 TES shares for 238,470 Common Shares of the Issuer.

(3) To reflect issuance of 1,000,000 warrants to purchase Common Shares to Monogenesis for $10,000.

(4) To reflect issuance of 88,560 Common Shares for conversion of $265,680 of TES debt at $3.00 per share and interest expense of $44,280 recorded for difference between the $3.50 per share appraised value of the stock and $3.00 conversion rate.

(5)  To reflect elimination of intercompany receivables and payables.

(6) To reflect exchange of 750 shares of outstanding capital stock of TES for 5,211,750 Common Shares and 750,000 Class B Common Shares.

(7) To reflect issuance of 54,750 options to purchase Common Shares with an exercise price of $1.00 per share; compensation expense is recorded for the difference between the $1.00 exercise price and the $3.50 per share appraised value of the stock.

(8) Items affecting retained earnings (accumulated deficit) are not tax effected due to the uncertainty regarding the realization of these benefits by Tice Technology, Inc. and Subsidiary.

                      Tice Technology, Inc. and Subsidiary
                 Pro Forma Statement of Operations (Unaudited)


                                                     Issuer            TES                          TES Pro
                                                  Statement of     Statement of                      Forma
                                                   Operations       Operations      Pro Forma     Statement of
                                                    03/31/97         03/31/97      Adjustments     Operations
                                                  ------------     -------------   ------------   ------------
Operating revenues:
  Sales                                                     0      $1,144,884                      1,144,884
  Service                                                   0           2,397                          2,397
  License fees                                              0         250,000                        250,000
                                                   ----------      ----------                     ----------
Total operating revenues                                    0       1,397,281                      1,397,281

Operating expenses:
  Cost of revenues                                          0         814,587                        814,587
  Research and development (net of
    reimbursements)                                         0         163,204                        163,204
  Selling, general and administrative                 107,687         563,223     136,875 (2)        807,785
                                                   ----------      ----------                     ----------
          Total operating expenses                    107,687       1,541,014                      1,785,576
                                                   ----------      ----------                     ----------

Operating income (loss)                              (107,687)       (143,733)                      (388,295)

Other income (expense):
  Rental income                                             0          28,200                         28,200
  Rental expense                                            0         (29,792)                       (29,792)
  Gain on sale of fixed assets                              0         500,363                        500,363
  Interest expense - related parties                        0         (16,830)      9,820 (1)         (7,010)
  Interest expense                                          0         (75,652)      8,080 (1)        (67,572)
  Other income (expense)                                    0            (644)                          (644)
                                                   ----------      ----------                     ----------
Total other income (expense)                                0         405,645                        423,545
                                                   ----------      ----------                     ----------
Income (loss) before provision (benefit) for
  income taxes                                       (107,687)        261,912                         35,250
Provision (benefit) for income taxes (3)                    0         112,746                        112,746
                                                   ----------      ----------                     ----------
Net income (loss)                                  ($ 107,687)     $  149,166                     $  (77,496)
                                                   ==========      ==========                     ==========
Earnings per share (4):
  Historical primary earnings per share                             $  191.23                     $   (99.35)
  Pro forma primary earnings per share                              $    0.00                     $    (0.01)


See Notes to pro forma statement of operations (unaudited).

                     Tice Technology, Inc. and Subsidiary
            Notes to Pro Forma Statement of Operations (Unaudited)


(1) To reflect reduction of interest expense related to convertible debt that was expensed during fiscal 1997.

(2) To reflect the issuance of 54,750 options to purchase Common Shares with an exercise price of $1.00 per share; compensation expense is recorded for the difference between the $3.50 per share appraisal value of the stock and the $1.00 exercise price.

(3) Pro forma adjustments are not tax effected due to the uncertainty regarding the realization of these benefits by Tice Technology, Inc. and Subsidiary.

(4) Historical primary earnings per share were computed by dividing net income applicable to common stock by the common and common equivalent shares outstanding. Common equivalent shares were the 30 warrants issued to JWSI. The weighted average number of shares outstanding for fiscal year 1997 was
     780. Pro forma earnings per share has been computed assuming that all outstanding shares of TES have been exchanged for 5,211,750 Common Shares and 750,000 Class B Common Shares of the Issuer, the warrants issued to JWSI have been converted to 238,470 Common Shares of the Issuer, the debt of TES has been converted to 88,560 Common Shares of the Issuer and 54,750 options to purchase Common Shares have been granted to employees. Weighted average pro forma common shares outstanding was 6,327,887.

     No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and if given or made, such information or representations must not be relied upon as having been authorized by the Issuer. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date of issue. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities.

                           _________________________

                               TABLE OF CONTENTS

                           _________________________


                                               Page
                                               ----
Additional Information                            2
Summary                                           3
Risk Factors                                      8
Plan of Distribution                             14
Use of Proceeds                                  16
Capitalization                                   16
Business                                         18
Management's Discussion
  and Analysis of Financial Condition            28
Legal Proceedings                                38
Management                                       38
Principal and Selling Shareholders               40
Securities                                       43
Dividends                                        47
Liability and Indemnification
 of Directors                                    47
Legal Matters                                    49
Experts                                          49
Financial Statements                             51

                           _________________________


                            2,984,717 Common Shares

                                      and

                            1,000,000 Common Stock
                               Purchase Warrants

                                      of

                             Tice Technology, Inc.



                           _________________________

                                   PROSPECTUS

                           _________________________



                                 August 1, 1997



     Until October 30, 1997, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.